Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

BY AND AMONG

AMN HEALTHCARE, INC.,

ADVANCED MEDICAL HOLDINGS LLC,

AND

ADVANCED MEDICAL PERSONNEL SERVICES, INC.

Dated as of April 29, 2019

TABLE OF CONTENTS

ARTICLE I—SALE AND PURCHASE OF SHARES		1

1.1	Sale and Purchase of Shares	1
1.2	Purchase Price	1
1.3	Adjustment Amount	2
1.4	Earnout Payment	5
1.5	Closing	7

ARTICLE II—REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7

2.1	Organization and Qualification; Authority; Company Subsidiaries	8
2.2	Authorization and Validity	8
2.3	Organizational Documents; Books and Records	8
2.4	Capitalization	9
2.5	No Conflict; Required Filings and Consents	9
2.6	Financial Statements; Undisclosed Liabilities	10
2.7	Absence of Certain Changes or Events	11
2.8	Compliance with Laws; Permits; Inspections and Investigations	11
2.9	Litigation	12
2.10	Labor and Employment Matters	12
2.11	Employee Benefit Plans	14
2.12	Title to Assets; Property	16
2.13	Intellectual Property	17
2.14	Material Contracts	20
2.15	Taxes	22
2.16	Environmental Matters	24
2.17	Insurance	25
2.18	Health Care Laws	25
2.19	Affiliated Transactions	26
2.20	Brokers	26
2.21	Bank Accounts	26
2.22	Privacy and Data Protection	26
2.23	Customers	28
2.24	Suppliers	29
2.25	Bonds, Letters of Credit	29
2.26	Anti-Bribery	29
2.27	Condition and Sufficiency of Assets	29
2.28	No Other Representations and Warranties	30

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER		30

3.1	Organization; Authorization and Validity	30
3.2	No Conflict; Required Filings and Consents	30
3.3	Litigation	31

i

3.4	Shares	31
3.5	Brokers	31
3.6	Solvency	31
3.7	No Other Representations and Warranties	31

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF PURCHASER		32

4.1	Organization and Qualification; Authority	32
4.2	Authorization and Validity	32
4.3	No Conflict; Required Filings and Consents	32
4.4	Litigation	33
4.5	Brokers	33
4.6	Solvency	33
4.7	Sufficiency of Funds	33
4.8	Restricted Securities	33
4.9	No Other Representations and Warranties	33
4.10	No Reliance	34

ARTICLE V—COVENANTS		34

5.1	Interim Operations	34
5.2	Filings and Consents	36
5.3	Reasonable Assistance	38
5.4	Access to Information	38
5.5	Public Announcements	39
5.6	[Intentionally Omitted]	39
5.7	No Shop	39
5.8	Tax Matters	40
5.9	Restrictive Covenants	43
5.10	Director and Officer Indemnification; Tail Policies	44
5.11	R&W Policy	45
5.13	Notice of Developments	45
5.14	Financial Statements	46

ARTICLE VI—CONDITIONS PRECEDENT TO THE CLOSING		46

6.1	Conditions to the Obligations of Each Party	46
6.2	Conditions to Obligations of Purchaser	46
6.3	Conditions to Obligations of the Stockholder	48

ARTICLE VII—TERMINATION		49

7.1	Termination by Mutual Consent	49
7.2	Termination by Purchaser or the Stockholder	49
7.3	Termination by Purchaser	49
7.4	Termination by the Stockholder	49
7.5	Effect of Termination	50

ARTICLE VIII—INDEMNIFICATION		50

8.1	Indemnification by the Stockholder	50
8.2	Indemnification by Purchaser	51
8.3	Notice and Opportunity to Defend	52
8.4	Survival; Fraud	55
8.5	Payments; Order of Recovery; Exclusive Remedy	55
8.6	Limitations	56
8.7	Mitigation	58
8.8	Effect of Indemnity Payments	58
8.9	Materiality; Subrogation	58

ARTICLE IX—MISCELLANEOUS		59

9.1	Release	59
9.2	Definitions	60
9.3	Further Assurances	67
9.4	Transaction Expenses	67
9.5	Entire Agreement; Modification or Amendment	68
9.6	Waiver	68
9.7	Assignment	68
9.8	Severability	68
9.9	Notices	68
9.10	Governing Law; Venue	70
9.11	Waiver of Jury Trial	70
9.12	Descriptive Headings	70
9.13	Third Party Beneficiaries	70
9.14	No Recourse	70
9.15	Specific Performance	71
9.16	Interpretation	71
9.17	Waiver of Conflict; Disposition of Attorney-Client Privilege	71
9.18	Counterparts	72

DEFINED TERMS

Accelerated Payment Amount	7
Accounting Firm	4
Acquisition	1
Acquisition Documents	61
Acquisition Proposal	40
Action	12
Adjustment Amount	2
Adjustment Escrow Amount	61
affiliate	61
Agreement	1
Annual Financial Statements	10
Basket	57
Benefit Plans	15
Bond Obligations	29
Business Day	61
Business Employee	12
Business Employees	12
Cap	57
Cash	62
Cause	62
Change of Control	63
Claims	60
Closing	7
Closing Date	7
Closing Stockholder Payment	1
Code	63
Company	1
Company Business	63
Company Business EBITDA	63
Company Disclosure Schedule	64
Company Indebtedness	2
Company Intellectual Property	18
Company Representatives	39
Company Subsidiaries	8
Company Subsidiary	8
Company Terminating Breach	50
Confidential Information	44
Confidentiality Agreement	40
Copyleft Public Software	20
Copyrights	18
D&O Indemnified Parties	45
Earnout Calculation	5
Earnout Dispute Notice	5
Earnout EBITDA	6
Earnout Payment	6

Effective Time	7
Environmental Laws	25
ERISA	14
ERISA Affiliate	64
Escrow Agent	64
Escrow Agreement	64
Estimated Adjustment Amount	3
Estimated Net Working Capital	3
FCPA	30
Financial Statements	11
Fraud	64
Fundamental Representations	64
Funded Indebtedness	64
GAAP	11
General Escrow Amount	64
General Escrow Fund	64
Governmental Authority	10
Hazardous Materials	25
Health Care Laws	26
HIPAA	64
HSR Act	10
Identified State	43
Incorporated Software	20
Indebtedness	65
Indemnified Party	53
Indemnified Taxes	65
Indemnifying Party	53
Indemnity Escrow Amount	65
Interim Financial Statements	11
IRS	65
IRS Audit	65
IT Assets	27
Knowledge	66
Law	66
Laws	66
Leased Real Property	17
Liability	66
Liens	1
Losses	51
Marks	18
Material Adverse Effect	66
Material Contract	21
Measurement Period	5
Net Working Capital	2
Non-Party Affiliates	72
Notice of Adjustment Amount	3

v

Objection Notice	3
Order	67
Other Privacy Laws	67
Outside Date	49
Patent Applications	18
Patents	18
Permit	11
Permitted Liens	67
Person	67
PII	67
Pre-Closing Period	41
Public Software	20
Purchase Price	1
Purchaser	1
Purchaser Group	51
Purchaser Indemnified Party	51
Purchaser Representatives	39
Purchaser Terminating Breach	50
Purchaser’s Similar Businesses	63
R&W Policy	46
R&W Premium	46
Released Parties	60
Released Party	60
Representatives	5
Response Period	5
School Business	67
School Proforma EBITDA	67
Shares	1
Shortfall	4
Special Cap	57
Special Escrow Fund	68
Special Indemnity Escrow Amount	68
Stockholder	1
Stockholder Indemnified Party	52
Straddle Period	41
Target Net Working Capital	2
Tax	22
Tax Return	23
Taxing Authorities	43
Third Party	68
Third-Party Claim	53
Top 10 Suppliers	29
Top 20 Customers	29
Transaction Bonuses	68
Transaction Expenses	68
Transactions	8

Transfer Taxes	41
Treasury Regulations	68
Underpayment	4
VDA Proceeding	43
WARN Act	13

Schedule A	—	Earnout Calculations
Schedule 4.3(b)	—	Purchaser Consents
Schedule 5.8(h)	—	Identified States
Schedule 6.2(j)	—	Restrictive Covenant Agreement Parties
Schedule 6.2(k)	—	Required Consents
Schedule 6.2(m)	—	Required Offers
Schedule 6.2(o)	—	Terminated Affiliate Agreements
Schedule 8.1(a)(vii)	—	Specified Indemnification Matter
Exhibit A	—	Adjustment Amount/Net Working Capital Sample Calculations
Exhibit B	—	Form of R&W Insurance Policy
Exhibit C	—	Forms of Restrictive Covenant Agreement
Exhibit D	—	Resigning Directors and Officers
Exhibit E	—	Company Disclosure Schedule
Exhibit F	—	Form of Escrow Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 29, 2019, is made by and among AMN Healthcare, Inc., a Nevada corporation (“Purchaser”), Advanced Medical Personnel Services, Inc., a Florida corporation (the “Company”), and Advanced Medical Holdings LLC, a Delaware limited liability company (the “Stockholder”).

WHEREAS, the Stockholder owns all of the issued and outstanding shares of capital stock of the Company (the “Shares”); and

WHEREAS, the Stockholder desires to sell and convey the Shares to Purchaser, and Purchaser desires to purchase the Shares from the Stockholder, upon the terms and conditions set forth in this Agreement (the “Acquisition”).

NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1. Sale and Purchase of Shares.

At the Closing, the Stockholder shall sell, assign, transfer and deliver the Shares to Purchaser, and Purchaser shall purchase the Shares from the Stockholder, free and clear of all security interests, liens, claims, pledges, defaults of title, encumbrances, hypothecations, mortgages, restrictions, adverse rights or interests, charges, and other encumbrances of any nature whatsoever (collectively, “Liens”) and on the terms and subject to the conditions set forth in this Agreement.

1.2. Purchase Price.

(a) The total consideration payable by Purchaser for the Shares and the other rights and benefits conferred in this Agreement shall be Two Hundred Million Dollars ($200,000,000), plus or minus (i) the Adjustment Amount, plus (ii) the Earnout Payment, if and when payable pursuant to Section 1.4 (collectively, the “Purchase Price”).

(b) At the Closing, Purchaser shall:

(i) deposit or cause to be deposited into an account designated in writing by the Stockholder prior to the Closing, by wire transfer of immediately available funds, cash in an amount equal to Two Hundred Million Dollars ($200,000,000), plus or minus the Estimated Adjustment Amount, minus the General Escrow Amount, minus the Special Indemnity Escrow Amount (the “Closing Stockholder Payment”);

(ii) pay, or cause to be paid, on behalf of the Company and the Company Subsidiaries, the amounts reflected in the payoff letters delivered pursuant to Section 1.3(b), to the lenders named therein and in the manner set forth therein;

(iii) pay, or cause to be paid, on behalf of the Company and the Company Subsidiaries, the Transaction Expenses of the Company or any Company Subsidiaries that are unpaid as of the Closing; and

(iv) deposit, or cause to be deposited, into escrow with the Escrow Agent, the General Escrow Amount and the Special Indemnity Escrow Amount for the purpose of securing payment of (A) Purchaser’s right to indemnification under ARTICLE VIII and (B) with respect to the General Escrow Amount, any amount payable to Purchaser pursuant to Section 1.3(e), which General Escrow Amount and Special Indemnity Escrow Amount shall be held and released in accordance with the Escrow Agreement and the provisions of this Agreement.

1.3. Adjustment Amount.

(a) Adjustment Amount. For the purposes of this Agreement, “Adjustment Amount” means, without duplication, (i) the aggregate amount of Cash of the Company and the Company Subsidiaries as of the Effective Time, plus (ii) the amount (which may be a positive or negative number) by which the Net Working Capital exceeds $17,296,000 (the “Target Net Working Capital”), minus (iii) the aggregate amount of Indebtedness of the Company or the Company Subsidiaries (“Company Indebtedness”) as of the Closing, minus (iv) any Transaction Expenses of the Company or any Company Subsidiaries that are unpaid as of the Closing, minus (v) the amount of all Transaction Bonuses. For the purposes of this Agreement, “Net Working Capital” means, without duplication, the (A) current assets of the Company and the Company Subsidiaries (excluding (I) Cash, (II) intercompany accounts receivable, (III) escrow claim receivables (including any escrowed amounts held pursuant to that certain Escrow Agreement, dated May 22, 2015, by and between the Company, Jennifer Fuicelli and Manufacturers and Traders Trust Company, as amended), (IV) the portion of any prepaid expense of which Purchaser will not receive the benefit following the Closing, and (V) deferred Tax assets), minus (B) the current liabilities of the Company and the Company Subsidiaries (including deferred rent, but excluding (I) intercompany liabilities, (II) deferred Tax liabilities, (III) the current portion of Company Indebtedness and any accrued interest or fees thereon, (IV) the current portion of deferred revenue, (V) any reserve set aside in connection with Horn v. Rise Medical, et al., Case No.: 2:17-cv-01967-MCE-KJN, filed in the United States District Court Eastern District of California), (VI) Transaction Expenses, and (VII) Transaction Bonuses), in each case as of the Effective Time. Attached hereto as Exhibit A is an example calculation of the Adjustment Amount and Net Working Capital; the Adjustment Amount and Net Working Capital shall be calculated in a manner consistent with Exhibit A and in all events in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used by the Company in the preparation of the Annual Financial Statements.

(b) Estimated Adjustment Amount. At least one (1) Business Day, but no more than three (3) Business Days, prior to the Closing Date, the Company shall deliver to

Purchaser (i) payoff letters in respect of all Funded Indebtedness of the Company and the Company Subsidiaries that is unpaid as of the Closing, and (ii) a certificate signed by an authorized officer of the Company, certifying as to the Company’s good faith estimate of (A) the aggregate amount of Cash of the Company and the Company Subsidiaries as of the Adjustment Calculation Time, (B) Net Working Capital (the “Estimated Net Working Capital”), (C) the Transaction Expenses of the Company and the Company Subsidiaries that are unpaid as of the Closing, (D) the aggregate amount of Transaction Bonuses and related payroll Taxes, and (E) the Adjustment Amount (the “Estimated Adjustment Amount”), including in each case reasonable detail with supporting documentation. If the Estimated Adjustment Amount is a negative number, the Closing Stockholder Payment shall be decreased by the Estimated Adjustment Amount; if the Estimated Adjustment Amount is a positive number, the Closing Stockholder Payment shall be increased by the Estimated Adjustment Amount.

(c) Determination of Final Adjustment Amount. Within sixty (60) days following the Closing Date, Purchaser shall deliver written notice to the Stockholder of its calculation of the Adjustment Amount, including reasonable detail with supporting documentation (the “Notice of Adjustment Amount”). The Stockholder and any accountants and advisors engaged by the Stockholder shall be permitted reasonable access to the books and records of the Company and the Company Subsidiaries and any documents, schedules or workpapers used by Purchaser in its calculation of the Adjustment Amount, solely for purposes of evaluating Purchaser’s calculation of the Adjustment Amount and making its own calculation of the Adjustment Amount. If the Stockholder disagrees with Purchaser’s calculation of the Adjustment Amount, within forty-five (45) days after receipt of the Notice of Adjustment Amount, the Stockholder shall deliver written notice to Purchaser setting forth its calculation of the Adjustment Amount, including the basis for the disagreement in reasonable detail (the “Objection Notice”). If the Stockholder fails to timely deliver an Objection Notice, Purchaser’s calculation of the Adjustment Amount shall be final and binding on Purchaser and the Stockholder. If the Stockholder timely delivers an Objection Notice to Purchaser, then Purchaser and the Stockholder shall attempt in good faith to resolve any disputes as to the computation of the Adjustment Amount within thirty (30) days after the date of delivery of the Objection Notice. If Purchaser and the Stockholder cannot reach agreement on all such disputes within such thirty (30)-day period (or such longer period as they may mutually agree), then all remaining disputes as to the computation of the Adjustment Amount shall be resolved in accordance with the procedure set forth in Section 1.3(d).

(d) Dispute Resolution Regarding Adjustment Amount. In the event that Purchaser and the Stockholder cannot reach agreement on all disputes as to the computation of the Adjustment Amount within thirty (30) days after delivery of the Objection Notice (or such longer period as they may mutually agree), Purchaser and the Stockholder shall jointly submit such disputed determination to an independent accounting firm mutually agreed upon by Purchaser and the Stockholder (the “Accounting Firm”) for computation or verification of the Adjustment Amount in accordance with the provisions of this Section 1.3. Purchaser and the Stockholder shall direct the Accounting Firm to review the matters in dispute and, within thirty (30) days following its engagement (or within the shortest time frame as the Accounting Firm shall agree), deliver a written report to Purchaser and the Stockholder setting forth its determination of the proper amounts of such disputed matters and a calculation of the Adjustment Amount. The Accounting Firm shall determine only those items and amounts set forth in the Objection Notice that Purchaser and the Stockholder were unable to resolve. Each of Purchaser and the Stockholder shall be entitled to make a presentation to the Accounting Firm regarding the items and amounts that they are unable to resolve, but neither Purchaser nor the Stockholder shall meet separately with the Accounting Firm without the other party’s prior written consent. In making its determination, the Accounting Firm shall (i) be bound by the terms and conditions of this Agreement, including the definitions of Adjustment Amount and Net Working Capital, the methodology for calculating the Adjustment Amount and Net Working Capital and the terms of this Section 1.3(d), and (ii) not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either Purchaser or the Stockholder or that is less than the lowest value for such amount claimed by either Purchaser or the Stockholder. Purchaser and the Stockholder shall cooperate with and timely respond to all reasonable requests for information, books, records and similar items by the Accounting Firm. Except as provided by the penultimate sentence of Section 1.3(c), the submission of the disputed matter to the Accounting Firm shall be the exclusive remedy for resolving disputes related to the determination of the Adjustment Amount, and the Accounting Firm’s determination shall be binding upon Purchaser and the Stockholder. The Accounting Firm’s fees and expenses shall be borne by the party whose calculation of the Adjustment Amount was farthest from the determination of the Adjustment Amount by the Accounting Firm, or, if the determination of the Adjustment Amount by the Accounting Firm is equidistant between the calculations of the parties of the Adjustment Amount, shall be borne equally by Purchaser, on the one hand, and the Stockholder, on the other hand.

(e) Final Adjustment.

(i) Shortfall. If the Adjustment Amount, as finally determined pursuant to Section 1.3(c) or Section 1.3(d), is less than the Estimated Adjustment Amount (the positive amount of such difference, the “Shortfall”), then, within five (5) Business Days following such determination, the Stockholder and Purchaser shall deliver joint written instructions to the Escrow Agent to release to Purchaser the amount of the Shortfall from the General Escrow Fund in accordance with the Escrow Agreement. If the Adjustment Escrow Amount exceeds the Shortfall, in the same joint written instructions, the Stockholder and Purchaser shall instruct the Escrow Agent to release to the Stockholder the remaining Adjustment Escrow Amount from the General Escrow Fund in accordance with the Escrow Agreement.

(ii) Underpayment. If the Adjustment Amount, as finally determined pursuant to Section 1.3(c) or Section 1.3(d), is greater than the Estimated Adjustment Amount (such difference, the “Underpayment”), then, within five (5) Business Days following such determination, (A) Purchaser shall deposit or cause to be deposited an amount equal to the Underpayment by wire transfer of immediately available funds, into an account designated in writing by the Stockholder, and (B) the Stockholder and Purchaser shall deliver joint written instructions to the Escrow Agent to release the Adjustment Escrow Amount to the Stockholder.

(iii) Additional Adjustment Amount. If the Adjustment Amount is in Purchaser’s favor, and is greater than the Adjustment Escrow Amount, then Purchaser shall have the option, but not the obligation, to cause the Stockholder and Purchaser to deliver joint written instructions to the Escrow Agent to release to Purchaser such additional amount from the General Escrow Fund in accordance with the Escrow Agreement; provided that Purchaser, in its sole discretion, may elect to receive payment for such additional amount above the Adjustment Escrow Amount directly from the Stockholder.

1.4. Earnout Payment.

(a) Earnout Calculation. On or before April 30, 2020, Purchaser shall deliver to the Stockholder a calculation (the “Earnout Calculation”) setting forth the Company Business EBITDA for the twelve-month period ending on December 31, 2019 (the “Measurement Period”), and the School Proforma EBITDA. The Earnout Calculation shall be prepared and calculated in good faith and shall be based upon the books and records of the Company and the Company Subsidiaries.

(b) Mechanics and Disputes. The Earnout Calculation shall be conclusive and binding for purposes of this Agreement unless, within thirty (30) days after Purchaser’s delivery of the Earnout Calculation (the “Response Period”), the Stockholder shall have delivered written notice to Purchaser of any dispute or disagreement with such calculation (the “Earnout Dispute Notice”). The Earnout Dispute Notice shall state the basis for the objection and shall be accompanied by the Stockholder’s alternative preparation of such calculation and set forth in reasonable detail the Stockholder’s calculation of the various components of the Earnout Calculation. During the Response Period, upon reasonable advance notice delivered to Purchaser, the Stockholder and its executive officers, directors, managers, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives (collectively, its “Representatives”) shall be granted reasonable access, during normal business hours and subject to customary confidentiality provisions, to reasonably requested accounting records of Purchaser or the Company and the Company Subsidiaries, the workpapers prepared by Purchaser and/or its Representatives and the appropriate personnel (as reasonably requested by the Stockholder), in order to verify the amounts set forth in the Earnout Calculation. If the Stockholder timely delivers the Earnout Dispute Notice to Purchaser, Purchaser and the Stockholder shall meet and confer and attempt to resolve the dispute in good faith. If the Stockholder and Purchaser are unable to resolve such dispute or disagreement within thirty (30) days after receipt by Purchaser of the Earnout Dispute Notice (or such longer period as they may mutually agree), either the Stockholder or Purchaser may submit such dispute or disagreement for final determination to the Accounting Firm in accordance with Section 1.3(d), which shall apply mutatis mutandis.

(c) Earnout Payment. Within five (5) Business Days of the final and binding determination of the Earnout Calculation pursuant to Sections 1.4(a) and 1.4(b), if the Company Business EBITDA for the Measurement Period plus the School Proforma EBITDA, subject to the cap set forth below (such sum, the “Earnout EBITDA”), falls within one of the levels set forth in the table below (each, a “Level”), then Purchaser shall pay to the Stockholder by wire transfer of immediately available funds an amount equal to the amount set forth in the column below titled “Earnout” corresponding to such Level (the “Earnout Payment”):

Level	Earnout EBITDA	Earnout
1	Greater than or equal to $21,147,000 but less than $21,294,000	$1,000,000
2	Greater than or equal to $21,294,000 but less than $21,441,000	$2,000,000
3	Greater than or equal to $21,441,000 but less than $21,588,000	$3,000,000
4	Greater than or equal to $21,588,000 but less than $21,735,000	$4,000,000
5	Greater than or equal to $21,735,000	$5,000,000

For purposes of calculating the Earnout EBITDA for this Section 1.4(c), only up to $400,000 of the School Proforma EBITDA shall be included in the calculation thereof. An example of the calculation of the Earnout Payment is set forth on Schedule A.

(d) The Stockholder acknowledges and agrees that, from and after the Closing, Purchaser shall have the complete right, power and authority to operate and control the Company Business and the operations of the Company and the Company Subsidiaries in any manner as it shall determine in its sole and absolute discretion, subject to the provisions in this Section 1.4(d). Purchaser owes no fiduciary duty to the Stockholder with respect to the operation of the Company, the Company Subsidiaries, the Purchaser or otherwise. Notwithstanding the foregoing, following the Closing and through the end of the Measurement Period, Purchaser shall, and shall cause its affiliates to, (i) maintain the Company and the Company Subsidiaries as separate legal entities, (ii) keep the Company’s and the Company Subsidiaries’ books and records in a manner that will facilitate the recording, compiling and analysis of all information relevant to the determination and calculation of the Earnout Payment, the School Proforma EBITDA and the Company Business EBITDA and to enable separate statements of the financial performance of the Company Business to be prepared, (iii) not take any action with the purpose of reducing the Earnout Payment, (iv) not allocate any corporate or other charges from Purchaser or its affiliates to the Company or the Company Subsidiaries that would negatively impact the Earnout Calculation in an amount in excess of the corresponding corporate or other charge incurred by the Company or the Company Subsidiaries prior to Closing consistent with past practice (provided that if any such charges are allocated and are greater than the charges incurred by the Company or the Company Subsidiaries prior to Closing, such charges shall be excluded from the calculations of the Earnout Calculation), (v) operate the Company Business in good faith and in the ordinary course of business consistent with past practice of the Company Business (to the extent permitted by applicable Law), except (1) with respect to certain functions that will be integrated during the Measurement Period as agreed to by Jennifer Fuicelli, (2) to the extent reasonably necessary for integration planning or with the prior consent of Jennifer Fuicelli, and (vi) provide the Stockholder with quarterly statements of the financial performance of the Company Business for the second and third calendar quarters of 2019, including the School Proforma EBITDA and the Company Business EBITDA as of the date of such statements, to be delivered within forty-five (45) days after the end of such calendar quarter.

(e) If, during the Measurement Period, Jennifer Fuicelli’s employment with the Company is terminated by the Company without Cause, then fifty percent of the maximum amount of the Earnout Payment shall be deemed to be earned (such amount, the “Accelerated Payment Amount”). Purchaser shall, within five (5) Business Days following such termination of employment, pay the Accelerated Payment Amount to the Stockholder by wire transfer of immediately available funds. In addition, if, during the Measurement Period, Jennifer Fuicelli’s employment with the Company is terminated by the Company without Cause, then in accordance with this Section 1.4 (including, without limitation, the provided time periods for calculation and payment of the Earnout Payment), the Purchaser shall calculate the total amount of the Earnout Payment and, if the Accelerated Payment Amount is less than the total earned portion of the Earnout Payment (as calculated in accordance with Section 1.4(c)), the Purchaser shall pay such difference to the Stockholder by wire transfer of immediately available funds in accordance with Section 1.4(c).

(f) The parties understand and agree that (A) the contingent right to receive the Earnout Payment shall not be represented by any form of certificate or other instrument, is not transferable, except by operation of Laws relating to descent and distribution, divorce and community property, and does not constitute an equity or ownership interest in Purchaser, the Company, or any Company Subsidiary, (B) the Stockholder shall not have any rights as a securityholder of Purchaser, the Company, or any Company Subsidiary as a result of the Stockholder’s contingent right to receive the Earnout Payment, (C) no interest is payable with respect to the Earnout Payment or any other payment due to the Stockholder pursuant to this Agreement, (D) the Earnout Payment shall be reflected as an adjustment to the Purchase Price for all Tax purposes, and (E) if any portion of the Earnout Payment requires processing or payment through the Purchaser or its affiliates (including the Company after the Closing), any such amounts shall be net of both the employer and employee portions of any payroll Taxes required as a result of such distributions to employees, such that any such payroll Taxes shall solely be paid out of or withheld from the Earnout Payment.

1.5. Closing.

(a) The closing of the Acquisition (the “Closing”) shall take place by electronic delivery or by physical exchange of documentation at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309, at 10:00 a.m., Pacific time (i) on the date most promptly practicable following the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms cannot be satisfied until the Closing), but in no event later than the third (3rd) Business Day following such date or (ii) at such other place and time and/or on such other date as Purchaser and the Stockholder may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., Pacific Time, on the Closing Date (the “Effective Time”).

(b) All deliveries, payments and other transactions and documents relating to the Closing (i) shall be independent and shall not be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing), and (ii) shall be deemed to be consummated simultaneously.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser that the statements contained in this Article II are true and correct as of the date hereof:

2.1. Organization and Qualification; Authority; Company Subsidiaries.

(a) The Company and each Company Subsidiary (as defined below) is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its organization. The Company and each Company Subsidiary is duly qualified as a foreign entity to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) The Company and each Company Subsidiary has the requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted.

(c) Section 2.1(c) of the Company Disclosure Schedule sets forth a correct and complete list of all corporations, limited liability companies, partnerships, joint ventures, and other business associates or entities that are consolidated with the Company for financial reporting purposes in accordance with GAAP (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), together with the jurisdiction of organization of each Company Subsidiary and the number and class of the outstanding equity interests of each Company Subsidiary owned by any Person. Except for the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.

2.2. Authorization and Validity.

(a) The Company has the full power and authority necessary to execute and deliver the Acquisition Documents, to perform its obligations under the Acquisition Documents and to consummate the transactions contemplated by the Acquisition Documents (the “Transactions”). The execution, delivery and performance of the Acquisition Documents by the Company and the consummation of the Transactions by the Company have been duly and validly authorized by all necessary action, and no other proceedings on the part of the Company are necessary to authorize the Company’s execution, delivery, and performance of the Acquisition Documents or consummation of the Transactions. The Acquisition Documents have been or will be, as the case may be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser and each other party thereto, constitute or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.

2.3. Organizational Documents; Books and Records.

The Company has furnished to Purchaser a complete and correct copy of the certificate of incorporation and bylaws (or equivalent organizational documents) of the Company and each Company Subsidiary and any amendments thereto, in each case in full force and effect as of the date of this Agreement. Neither the Company nor any Company Subsidiary is in violation of any provision of its organizational documents. The Company has made available to Purchaser complete and correct copies of the books and records, including minute books, of the Company and each Company Subsidiary.

2.4. Capitalization.

(a) The Stockholder is the sole owner of record of the Shares. All of the Shares are validly issued, fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws concerning the issuance of securities. Other than the Shares, there are no outstanding equity securities or voting securities of the Company, securities convertible into or exchangeable for equity securities or voting securities of the Company. Other than this Agreement, there are no agreements or understandings to which the Stockholder or the Company is a party or by which the Company or a Company Subsidiary is bound with respect to the transfer or other disposition of the Company’s or a Company Subsidiary’s equity interests.

(b) The Company has not reserved any equity securities or other securities for issuance pursuant to, and has not adopted or authorized, any option plan or other agreement or arrangement providing for the issuance of equity options, restricted equity, equity appreciation rights, phantom equity or other equity-based compensation to its employees, officers, directors or consultants. There are no outstanding options (whether vested or unvested), warrants, convertible securities, calls, preemptive rights, rights of first refusal or other rights, or agreements or commitments of any nature obligating the Company to issue, transfer or sell any capital stock or other equity interests in the Company, or rights issued by the Company, the value of which is based on the capital stock or other equity interests in the Company.

(c) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interests in the Company, any Company Subsidiary or any other Person. There are no voting trusts or other agreements or understandings relating to voting of any capital stock or other voting securities of the Company or any Company Subsidiary or granting to any Person the right to elect, or to designate or nominate for election, a Person to the board of directors of the Company or any Company Subsidiary.

(d) Each outstanding equity interest in each Company Subsidiary is validly issued, fully paid and nonassessable, and each equity interest that is owned directly or indirectly by the Company is owned free and clear of all Liens (other than Permitted Liens).

(e) Neither the Company nor any Company Subsidiary is a participant in any joint venture or partnership. There are no contractual obligations of the Company or any Company Subsidiary to loan funds to, or make any investment in (whether in the form of a loan, capital contribution or otherwise), any Person, other than with respect to accounts receivable incurred in the ordinary course of business consistent with past practice.

2.5. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of the Acquisition Documents do not, and the consummation of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which they or any of their properties or assets are bound, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any Permit or Material Contract, or (iv) create any Lien (other than a Permitted Lien) on any property or asset of the Company or any Company Subsidiary.

(b) Except as set forth in Section 2.5(b) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of the Acquisition Documents do not, and the consummation of the Transactions by the Company will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any domestic (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal, or judicial or arbitral body (each, a “Governmental Authority”) or any other Person, other than applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

2.6. Financial Statements; Undisclosed Liabilities.

(a) Attached to Section 2.6(a) of the Company Disclosure Schedule are (i) the consolidated audited balance sheets of the Company as of December 31, 2016, 2017 and 2018 and related audited statements of operations and cash flows for the years then ended (the “Annual Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company as of March 31, 2019 and related unaudited statements of operations and cash flows for the three (3) months then ended (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with the books and records of the Company and the Company Subsidiaries, and (ii) fairly present, in all material respects, the financial position of the Company and the Company Subsidiaries as of the dates indicated and the results of the operations and cash flows of the Company and the Company Subsidiaries for the periods then ended. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the Interim Financial Statements do not include footnote disclosures and are subject to customary year-end adjustments.

(b) Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any Liabilities required by GAAP to be set forth on a consolidated balance sheet of the Company, except (i) Liabilities reflected, reserved for or disclosed in the most recent balance sheet included in the Financial Statements, (ii) Liabilities incurred or accrued in the ordinary course of business consistent with past practice since the date of such balance sheet, and (iii) Liabilities incurred in connection with the Transactions.

(c) Except as set forth in Section 2.6(c) of the Company Disclosure Schedule, the Company does not have any Indebtedness.

2.7. Absence of Certain Changes or Events. Except as set forth in Section 2.7 of the Company Disclosure Schedule or as contemplated by this Agreement, since the date of the most recent balance sheet included in the Financial Statements, the Company and each Company Subsidiary has conducted its business in the ordinary course of business consistent with past practice and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Interim Financial Statements, the Company has not taken any action that would violate the covenants set forth in Section 5.1 hereof if taken after the date hereof.

2.8. Compliance with Laws; Permits; Inspections and Investigations.

(a) Except as set forth in Section 2.8(a) of the Company Disclosure Schedule, the Company and each Company Subsidiary is, and at all times since January 1, 2016 has been, in material compliance with all Laws and Orders applicable to it or by which it or any of its properties or assets is bound. Neither the Company nor any Company Subsidiary is currently subject to any fine, penalty, or Liability as a result of a failure to comply with any requirement of any applicable Law or Order.

(b) The Company and each Company Subsidiary is the holder of all material permits, registrations, licenses, certifications, franchises, approvals, qualifications, accreditations and other authorizations (each, a “Permit”) required by Law or any Governmental Authority for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted. All such Permits are current and valid, and in full force and effect in each jurisdiction in which such Permits were issued, and no revocation, suspension, restriction, cancellation or adverse modification of any Permit is pending or, to the Company’s Knowledge, threatened. Section 2.8(b) of the Company Disclosure Schedule sets forth a correct and complete list of all such Permits, complete and correct copies of which have been provided to Purchaser. No violation, default, or deficiency exists with respect to any such Permits.

(c) Except as set forth in Section 2.8(c) of the Company Disclosure Schedule, (i) neither the Company nor any Company Subsidiary is or has been (or received written notice that it will be) the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Authority, professional review organization, accrediting organization, or certifying agency based upon any alleged improper activity or violation of Law, and (ii) neither the Company nor any Company Subsidiary has received any notice of deficiency, warning letter, notice of required corrective action, or other similar communication with respect to any alleged improper activity or violation of Law. The Company has provided Purchaser with complete and correct copies in the Company’s possession of all surveys, audits, observations or findings related to inspections or investigations of the Company or any Company Subsidiary conducted by any Governmental Authority, professional review organization, accrediting organization, or certifying agency.

(d) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 2.8 shall not apply to (i) compliance with Laws concerning employee benefits (as to which certain representations and warranties are made pursuant to Section 2.11), (ii) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 2.15), (iii) compliance with Laws concerning environmental matters (as to which certain representations and warranties are made pursuant to Section 2.16), or (iv) compliance with Laws concerning health care matters (as to which certain representations and warranties are made pursuant to Sections 2.18).

2.9. Litigation. Except as set forth in Section 2.9 of the Company Disclosure Schedule, there is no suit, claim, action, arbitration, administrative or other proceeding or, to the Company’s Knowledge, investigation or inquiry (each, an “Action”) pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary. There are no Orders binding on the Company or any Company Subsidiary or any of their properties or assets, and to the Company’s Knowledge, no such Orders are pending or threatened.

2.10. Labor and Employment Matters.

(a) Section 2.10(a) of the Company Disclosure Schedule sets forth a true and correct list of each employee of the Company or the Company Subsidiaries who (i) receives an annual compensation in excess of One Hundred Fifty Thousand Dollars ($150,000) (including fringe or other benefits paid by the Company or the Company Subsidiaries and expected potential target bonuses or other incentive compensation, whether payable in cash or in kind), or (ii) is not terminable without notice and without any severance obligation (the individuals set forth on such schedule are each a “Business Employee”, and collectively referred to as the “Business Employees”). No Business Employee has indicated a present or future intention or plan to terminate his, her or their employment with the Company or the Company Subsidiaries.

(b) There are no pending or, to the Company’s Knowledge, threatened (i) unfair labor practice complaints against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority, (ii) Actions with respect to or relating to the Company’s or any Company Subsidiary’s employment practices before the Equal Employment Opportunity Commission, any state fair employment practice agency or any other Governmental Authority, or (iii) Actions with respect to payment of wages, salary, overtime pay or other wage and hour issues before any Governmental Authority with respect to any current or former employees of the Company or any Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary is a party to any union or collective bargaining agreement or other similar agreement or work rules regarding the rates of pay or working conditions of any Employees. Since January 1, 2016, there has not been, and to the Company’s Knowledge, there are no activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary. Since January 1, 2016, there has not been, and there is no existing, or to the Company’s Knowledge, threatened labor strike, controversy, slowdown, work stoppage or lockout by any employees of the Company or any Company Subsidiary. Since January 1, 2016, neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees. To the Knowledge of the Company, as of the date of this Agreement, no union organization campaign is in progress with respect to any employees of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law.

(e) Except as set forth in Section 2.10(e) of the Company Disclosure Schedule, with respect to each of the current and former employees of the Company and the Company Subsidiaries:

(i) the Company and each Company Subsidiary is and, since January 1, 2016, has been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, payment of reimbursements and “per diems”, terms and conditions of employment, and wages and hours, including but not limited to any Laws respecting minimum wage and overtime payments, the provision of meal and rest periods, employment discrimination, classification of employees and independent contractors, retaliation, workers’ compensation, family and medical leave and military leave, and the Immigration Reform and Control Act;

(ii) as of the date hereof, there is no Action pending, or to the Company’s Knowledge, threatened, relating to any claim by any employee, candidate for employment or non-employee worker that they were subject to a wrongful discharge, or any employment discrimination or retaliation by the Company or any Company Subsidiary, or its management, arising out of or relating to such individual’s race, sex, age, religion, national origin, ethnicity, handicap or any other protected characteristic or activity under applicable Laws;

(iii) since January 1, 2016, there have not been any Actions pending, or, to the Company’s Knowledge, threatened, relating to any labor or employment matters involving any employee, including but not limited to charges of unfair labor practices, claims relating to alleged wage and hour violations, classification of employees or independent contractors, discrimination complaints, retaliation complaints, or wrongful discharge, which, individually or in the aggregate, have resulted or are reasonably likely to result in any Liability to the Company or any Company Subsidiary;

(iv) neither the Company nor any Company Subsidiary is party to any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of its employees at any time;

(v) (A) each individual that, since January 1, 2016, has been classified by the Company or any Company Subsidiary as an independent contractor satisfies and has satisfied the requirements of any applicable Law to be so classified; and (B) the Company and the Company Subsidiaries fully and accurately reported such independent contractors’ compensation on IRS Forms 1099 when required to do so; and

(vi) other than agreements with customers in which a Governmental Authority or other Third Party is the counterparty as a customer, neither the Company nor any Company Subsidiary is subject to any Orders or agreements with any Governmental Authority or other Third Party with respect to any employment practices, including, but not limited to, hiring practices, promotion practices, or affirmative action programs.

2.11. Employee Benefit Plans.

(a) Section 2.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), (iii) other bonus, deferred compensation, pension, profit-sharing, equity compensation, retirement, health or other insurance, stock purchase, stock-based, incentive, vacation pay, sick pay, other fringe benefits, employment, consulting, severance, retention, termination or change-of-control plans, agreements, arrangements, practices or understandings maintained or contributed to by the Company or its ERISA Affiliates for the benefit of any of the current or former employees, independent contractors, directors, managers or officers of the Company or any Company Subsidiary, or any of their dependents, or with respect to which the Company or any Company Subsidiary has any Liability (collectively, the “Benefit Plans”).

(b) Neither the Company nor any ERISA Affiliate has ever maintained or had an obligation to contribute to (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA, (ii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)), (iii) a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA), (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) a funded welfare benefit plan (as such term is defined in Section 419 of the Code). The Company and its ERISA Affiliates have not incurred and there are no circumstances under which they could reasonably incur any Liability under Title IV of ERISA or Section 412 of the Code.

(c) Each Benefit Plan and all related trusts, insurance contracts and funds has been maintained, funded, tested and administered in all material respects in accordance with the terms of such Benefit Plan and applicable Law. No contributions or payments are due or required to be paid by the Company or any Company Subsidiary with respect to any of the Benefit Plans (including payments for the Transitional Reinsurance Program contribution required under 45 CFR §153.400), except for payments due or required to be paid in the normal course of business. Each Benefit Plan in effect as of Closing that is a group health plan has at all times complied with the requirements of Code Section 4980H, including the distribution of a “summary of benefits and coverage” to employees and calculations of full-time employees and full-time equivalent employees, and no “Employer Shared Responsibility” payments described in Code Section 4980H have been incurred or will be incurred for any period prior to Closing. All Persons being provided coverage under any Benefit Plan are described in such Benefit Plan as being eligible for coverage. Only common-law employees and former employees (and spouses and dependents thereof) of the Company or any Company Subsidiary are provided coverage under any Benefit Plan (other than any consulting or independent contractor agreements).

(d) No “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Section 4975(e)(2) of the Code) with respect to any Benefit Plan has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to any Benefit Plan subject to ERISA that reasonably could be expected to subject the Company or any Company Subsidiary or their employees to (i) any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or (ii) any material Liability under Section 502(i) or (l) of ERISA. All reports, forms and other documents required to be filed with any Governmental Authority or furnished to employees with respect to any Benefit Plan (including summary plan descriptions, Form 5500, summary annual reports and IRS Forms 1094/1095) have been timely filed or furnished and are, or at the time of filing or distribution were, accurate in all material respects.

(e) Section 2.11(e) of the Company Disclosure Schedule lists each Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), and each such Benefit Plan has been maintained and operated in operational and documentary compliance with Section 409A of the Code and the guidance issued thereunder. No payment to be made to any of the current or former employees, independent contractors, directors, managers or officers of the Company or any Company Subsidiary, or any of their dependents under any Benefit Plan is or will be subject to the penalties of Section 409A(a)(1) of the Code. With respect to any of the current or former employees, independent contractors, directors, managers or officers of the Company or any Company Subsidiary, or any of their dependents, neither the Company nor any Company Subsidiary has any indemnity or gross-up obligation for any excise taxes or penalties or interest imposed or accelerated under Section 409A of the Code or has been required to report to any Governmental Authority any correction or taxes due as a result of a failure to comply with Section 409A of the Code.

(f) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Benefit Plan is so qualified and that the trust related thereto is exempt from taxation under 501(a) of the Code, and nothing has occurred nor any conditions exist with respect to such Benefit Plan that could reasonably be expected to cause the revocation of such determination letter from the IRS or the unavailability of reliance on such opinion letter from the IRS. The Advanced Medical Personnel Services, Inc. Welfare Benefit Plan, dated September 1, 2016, is nondiscriminatory with respect to eligibility and benefits under the Code, including, without limitation, Code §§105(h), 125, and 79.

(g) The Company has made available to Purchaser true and complete copies of (i) each material Benefit Plan (or, with respect to any unwritten material Benefit Plan, a written description thereof) and (ii) to the extent applicable, (A) the three most recently filed annual reports on Form 5500 and all schedules thereto, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Benefit Plan, (C) the most recent actuarial report, financial statement or valuation report, (D) the most recent IRS opinion or determination letter, (E) the most recent summary plan description and any summaries of material modification thereto, and (F) all material correspondence to or from any Governmental Authority within the past three years from the date hereof relating to any Benefit Plan.

(h) No Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than group health plan continuation coverage as required under Section 4980B of the Code or other applicable Law and for which the covered individual pays the full cost of such coverage.

(i) There are no Actions pending, or, to Company’s Knowledge, threatened or anticipated (other than routine claims for benefits) against any Benefit Plan or fiduciary thereto or against the assets of any such Benefit Plan, and there are no audits pending or, to the Company’s Knowledge, threatened by any Governmental Authority with respect to any Benefit Plan.

(j) Except as set forth on Section 2.11(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or individual independent contractor of the Company or any Company Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any Company Subsidiary under any Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Benefit Plan.

2.12. Title to Assets; Property.

(a) Except as set forth in Section 2.12(a) of the Company Disclosure Schedule and except with respect to Company Intellectual Property (as to which certain representations and warranties are made pursuant to Section 2.13), the Company or a Company Subsidiary has good and marketable title to, or a good and valid leasehold interest in, or a valid right to, all personal property and other assets reflected in the Financial Statements or acquired after the date of the most recent balance sheet included in the Financial Statements, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Financial Statements. All such properties and assets (including, to the Company’s Knowledge, such properties and assets held under leasehold interests) are free and clear of all Liens (other than Permitted Liens). All such tangible personal property, whether owned or leased, is in the possession and control of the Company or a Company Subsidiary.

(b) Neither the Company nor any Company Subsidiary owns any real property. The Company or a Company Subsidiary has a good and valid leasehold interest in each parcel of real property leased by it (the “Leased Real Property”) and the right to use and occupancy of the Leased Real Property for the full term of the lease or sublease relating thereto. Each lease or sublease of the Leased Real Property is a legal, valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the Company’s Knowledge, the other parties thereto, enforceable in accordance with its terms. Neither the Company nor any Company Subsidiary has received notice of any default with respect to any such lease or sublease, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary is in default under any such lease or sublease. Neither the Company nor any Company Subsidiary has leased, subleased, licensed or otherwise granted any Third Party the right to use or occupy the Leased Real Property or any portion thereof. To the Company’s Knowledge, all buildings, structures, fixtures and other improvements on the Leased Real Property conform in all material respects to all applicable Laws and use restrictions, and the Company has not received any written notice that remains unresolved alleging any violation of applicable Laws or use restrictions. Neither the Company nor any Company Subsidiary has received any notice within the past twelve (12) months of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Leased Real Property.

2.13. Intellectual Property.

(a) Section 2.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of all (i) issued Patents (as defined below) and Patent Applications (as defined below), (ii) Marks (as defined below) and applications, (iii) software (other than off-the-shelf software), (iv) Internet domain names, Internet protocol addresses, telephone and fax numbers, and cellular texting short codes, and (v) registered Copyrights (as defined below) and applications, in each case that are owned or used by, or licensed to, the Company or any Company Subsidiary. Except as otherwise set forth on Section 2.13(a) of the Company Disclosure Schedule, none of the Company Intellectual Property (as defined below) that is owned by the Company or any Company Subsidiary has been cancelled, abandoned or adjudicated invalid or unenforceable, and all renewals and maintenance fees in respect of such Company Intellectual Property that were due prior to the date hereof have been duly paid.

(b) The Company or a Company Subsidiary owns and possesses all right, title and interest in and to, or has a valid and enforceable right to use, all Company Intellectual Property. The Company Intellectual Property owned by the Company or any Company Subsidiary is enforceable, valid and subsisting. No current or former owner or employee of the Company or any Company Subsidiary has any right, title or interest in or to any of the Company Intellectual Property owned by the Company or any Company Subsidiary, or to the Knowledge of the Company, used by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary receives any royalty from any Person with respect to any Company Intellectual Property, and neither the Company nor any Company Subsidiary has licensed to any Person the right to use any Company Intellectual Property. Neither the Company nor any Company Subsidiary pays any royalty to any Person with respect to any intellectual property.

(c) For purposes of this Agreement, “Patents” means all U.S. and foreign patents including all continuations, continuations-in-part, reexaminations, reissues, or any other patent that claims priority to, is in any way related to, or is a family member of any patent that constitutes Company Intellectual Property. For purposes of this Agreement, “Patent Applications” means all U.S. and foreign patent applications, including all continuations, continuations-in-part, pending reexaminations, pending reissues, or any other patent application that claims priority to, is any way related to, or is a family member of any patent that constitutes Company Intellectual Property. For purposes of this Agreement, “Marks” means all trademarks, trade names, trade dress, service marks, service names, brand names, logos, symbols, slogans, tag lines, or account names (including any social networking names and media names) (and all registrations, applications, renewals and extensions of any of the foregoing), together with all goodwill associated with any of the foregoing. For purposes of this Agreement, “Copyrights” means original and published and unpublished works of authorship, including website content, advertising content, and promotional materials (and all registrations, applications, renewals and extensions of any of the foregoing), and all amendments, alternations, modifications, restorations and reversions of any of the foregoing. For purposes of this Agreement, “Company Intellectual Property” means all U.S. and foreign (i) issued Patents and Patent Applications, (ii) Marks, (iii) Copyrights, (iv) software, (v) trade secrets, confidential information or know-how, (vi) inventions (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto, and (vii) Internet domain names, Internet protocol addresses, telephone numbers, and cellular texting short codes, in each case owned or used by or licensed to the Company or any Company Subsidiary.

(d) The Company Intellectual Property constitutes all of the Patents, Patent Applications, Marks, Copyrights, confidential and proprietary information, trade secrets, know-how, inventions, and computer software required for the operation of the Company Business.

(e) Immediately following the Closing, the Company and the Company Subsidiaries will continue to have the right and authority to use the Company Intellectual Property in the manner used by the Company and the Company Subsidiaries immediately prior to the Closing Date.

(f) All designs, drawings, specifications, source code, object code, documentation, flow charts and diagrams incorporating, embodying, or reflecting any of the Company Intellectual Property owned by the Company and the Company Subsidiaries were written, developed, and created solely and exclusively by employees of the Company or the Company Subsidiaries without the assistance of any Third Party, or were created by, or in collaboration with, Third Parties who assigned ownership of their rights to the Company and the Company Subsidiaries in valid and enforceable agreements, which are included in the Material Contracts.

(g) The Company and the Company Subsidiaries have taken all commercially reasonable precautions to protect their right, title, and interest in and to the Company Intellectual Property, including without limitation, affixing appropriate proprietary notices and including, without limitation, the notice of copyright in accordance with the requirements of 17 U.S.C. § 401 to all tangible embodiments of Company Intellectual Property, use of confidentiality and non-disclosure agreements prior to disclosure of Company Intellectual Property, and such other commercially reasonable measures as are appropriate for the Company Business. The Company and the Company Subsidiaries have taken all commercially reasonable precautions to protect their trade secrets and has not disclosed or otherwise dealt with such items in such a manner as to cause the loss of such trade secrets by release thereof into the public domain. The Company and the Company Subsidiaries have taken all commercially reasonable precautions to protect the confidentiality of all of its confidential and proprietary information and that of third parties in its possession (which it is obligated to keep confidential contractually or by Law), including without limitation, all research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, recipes, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.

(h) Since May 22, 2015, each Person currently or formerly employed by the Company or any Company Subsidiary (including independent contractors, if any) that has or had access to confidential information of the Company or any Company Subsidiary has executed a confidentiality and non-disclosure agreement that includes without limitation appropriate work-for-hire provisions in favor of the Company and the Company Subsidiaries. Such confidentiality and non-disclosure agreements constitute valid and binding obligations of the Company and the Company Subsidiaries and such Person, enforceable in accordance with their respective terms, except as enforceability may be limited by general equitable principles or the exercise of judicial discretion in accordance with such principles. To the Company’s Knowledge, neither the execution or delivery of such confidentiality and non-disclosure agreements by such Person, nor the carrying on of the Company Business by such Person, nor the conduct of the Company Business, conflict with or constitute a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant, or instrument under which any such Person is obligated.

(i) None of the properties or assets of the Company or any Company Subsidiary, or the conduct of the Company’s or any Company Subsidiary’s business, infringes or otherwise violates any intellectual property rights of any other Person, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary has received any such notice, claim or demand. To the Company’s Knowledge, no Person has or is infringing or otherwise violating any of the Company Intellectual Property.

(j) Section 2.13(j) of the Company Disclosure Schedule contains a true and complete list of all of the software programs included in or developed for inclusion in the products of the Company or any Company Subsidiary by the Company, any Company Subsidiary, or any Third Party (including all software programs embedded or incorporated in the products of the Company or any Company Subsidiary) (the “Incorporated Software”), including (i) for each item, an indication of whether the Incorporated Software is Public Software; (ii) for each item of Incorporated Software that is not Public Software, a reference to the contract or agreement pursuant to which the Incorporated Software has been licensed to the Company or any Company Subsidiary; and (iii) for each item of Incorporated Software that is Public Software, (A) the name of the Public Software library or other program, (B) the license name or license type (including version number) pursuant to which the Company, any Company Subsidiary or such Third Party has received a license to the Public Software, (C) the URL for the download site from which the Company, any Company Subsidiary or such Third Party obtained the Public

Software, (D) for Public Software that is Copyleft Public Software, indication of whether the Public Software has been hosted, distributed or modified by or for the Company, any Company Subsidiary or such Third Party, and (E) a summary of any current or future royalty, support fee or other payment that after the Closing will be owed by or due from any Third Party as a result of the inclusion of any Incorporated Software. Except as listed in Section 2.13(j) of the Company Disclosure Schedule, products of the Company or any Company Subsidiary do not contain any Incorporated Software or Public Software. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (2) the Artistic License (e.g., PERL); (3) the Mozilla Public License; (4) the Netscape Public License; (5) the Sun Community Source License (SCSL); (6) the Sun Industry Standards License (SISL); (7) the BSD License; (8) the Apache License; and (9) the Affero General Public License. “Copyleft Public Software” means Public Software subject to a license that requires, as a condition of use, hosting, modification or distribution, that such Public Software, or modifications or derivative works thereof, be made available or distributed in source code form or be licensed for the purpose of preparing derivative works or distribution at no fee. Copyleft Public Software includes Public Software subject to (v) the GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (w) the Mozilla Public License; (x) the Sun Industry Standards License (SISL); (y) the Affero General Public License; and (z) to the extent applied to software, all Creative Commons “sharealike” licenses.

2.14. Material Contracts.

(a) Section 2.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of all contracts, agreements, commitments, instruments or obligations (whether written or oral, contingent or otherwise) to which the Company or any Company Subsidiary is a party or their properties or assets are bound, and under which any party has continuing obligations, with respect to any of the following (each, a “Material Contract”):

(i) the employment or engagement of any employee, consultant, independent contractor or agent providing for annual payments in excess of One Hundred Fifty Thousand Dollars ($150,000), other than those terminable on notice of 30 days or less without any severance obligation;

(ii) any covenant (A) limiting the right of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person in any line of business or in any geographic location, or (B) prohibiting the Company or any Company Subsidiary from engaging in business with any Person or levying a fine, charge or other payment for doing so;

(iii) impose on the Company or any Company Subsidiary any “most favored nations” or similar obligation to offer terms included in or based on another agreement or contract;

(iv) the purchase or lease of real or personal property from, or the performance of services by, a Third Party in excess of One Hundred Twenty-Five Thousand Dollars ($125,000) annually, in any individual case;

(v) the sale of real or personal property, or the performance of services, by the Company or any Company Subsidiary in excess of One Hundred Fifty Thousand Dollars ($150,000) annually, in any individual case;

(vi) the acquisition by the Company or any Company Subsidiary of any ownership interest in any other Person or business enterprise;

(vii) (A) the incurrence of indebtedness for borrowed money or the extension of credit (whether incurred, assumed, guaranteed or secured by any asset), other than accounts receivables and payables in the ordinary course of business consistent with past practice, and (B) loans to any Company Subsidiary wholly owned by the Company;

(viii) the grant to any Third Party of a Lien (other than a Permitted Lien) on all or any of the Company’s or any Company Subsidiary’s properties and assets;

(ix) any material Company Intellectual Property, including related maintenance and support agreements;

(x) any continuing “earn-out” or other contingent payment obligations of the Company or any Company Subsidiary;

(xi) each contract with a Top 20 Customer (as defined below);

(xii) each contract with a Top 10 Supplier (as defined below);

(xiii) each contract with a Governmental Authority, other than any school district, school, or local education agency;

(xiv) any contract that involves any joint venture, partnership or similar revenue sharing arrangement of the Company or any Company Subsidiary;

(xv) any contract that involves any affiliate of the Company or any Company Subsidiary; or

(xvi) any other annual expenditure, payment or receipt (except from customers) by the Company of more than Five Hundred Thousand Dollars ($500,000) in the aggregate.

(b) The Company has made available to Purchaser correct and complete copies of all of the Material Contracts. All of the Material Contracts are valid and in full force and effect in accordance with their terms. There is no actual or, to the Company’s Knowledge, threatened termination, adverse modification or limitation of any Material Contract. Neither the Company nor any Company Subsidiary is in violation of or default under any Material Contract, and to the Company’s Knowledge, there is no existing or claimed violation or default by any other party to any Material Contract. To the Company’s Knowledge, there is no event that (with or without notice or lapse of time or both) would constitute a violation of or default under any Material Contract. As of the date hereof, neither the Company nor any Company Subsidiary is currently renegotiating any Material Contract or paying liquidated damages in lieu of performance thereunder.

2.15. Taxes.

(a) For purposes of this Agreement, “Tax” means any federal, state, county, local, or foreign tax, charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, including amounts payable to a Governmental Authority under the unclaimed property laws of any jurisdiction, imposed or required to be withheld by any Governmental Authority, including any interest, penalties, and additions imposed thereon or with respect thereto, and including liability for the Taxes of any other Person under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or foreign Law) as a transferee or successor, by contract, or otherwise. For purposes of this Agreement, “Tax Return” means all federal, state, local and foreign returns, schedules, attachments, estimates, information statements, notices, notifications, forms, elections, certificates or other documents or reports relating to Taxes, and any amendments thereto, including any return of an affiliated, combined or unitary group that includes the Company or any Company Subsidiary filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

(b) All Tax Returns required to be filed by or on behalf of the Company or any Company Subsidiary have been timely filed with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are correct and complete in all material respects. Neither the Company nor any Company Subsidiary has received written notice from any Governmental Authority in a jurisdiction where the Company or such Company Subsidiary does not file a Tax Return that it may be subject to Taxes by that jurisdiction.

(c) All Taxes payable by or on behalf of the Company or any Company Subsidiary (regardless of whether shown on any Tax Return) have been fully and timely paid, other than Taxes being contested in good faith by appropriate proceedings. The Company and each Company Subsidiary has duly withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other Third Party. There are no Liens for Taxes (other than Permitted Liens) on any properties or assets of the Company or the Company Subsidiaries.

(d) Except as set forth in Schedule 2.15(d) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice of assessment or proposed assessment in connection with any Taxes, and there are no disputes, claims, audits or examinations regarding any Taxes of the Company or any Company Subsidiary that are currently being conducted or of which the Company or any Company Subsidiary has received written notice. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither the Company nor any Company Subsidiary is a party to any agreement, contract, arrangement or plan (whether written or unwritten) covering any Person that, individually or in the aggregate, has resulted or could result in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax Law) or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax Law). No Person has any agreement, contract, arrangement or plan (whether written or unwritten) with the Company or any Company Subsidiary that would entitle such Person to any gross-up of any Taxes imposed by Section 4999 of the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax Law), or result in the Company or any Company Subsidiary having any indemnity or gross-up obligation for any excise Taxes or penalties or interest imposed under Section 4999 of the Code.

(f) Neither the Company nor any Company Subsidiary is a party to any material Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial contracts or agreements not primarily relating to Taxes and other than an arrangement between the Company and the Company Subsidiaries as members of a consolidated group under Treasury Regulation Section 1.1502-6). Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any Tax Liability for any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign Tax Law, or as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any Company Subsidiary has participated in any listed transaction, as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) in any tax year for which the statute of limitations has not expired.

(h) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code.

(i) None of the Company, any of the Company Subsidiaries or any other Person on their behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any knowledge that any Governmental Authority has proposed any such adjustment, or has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the Company or any Company Subsidiary and (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any Company Subsidiary.

(j) Neither the Company nor any Company Subsidiary is subject to any private letter ruling of the IRS or comparable rulings of any other Governmental Authority that will be binding on the Company or any Company Subsidiary after the Closing Date, and no power of attorney has been granted by the Company or any Company Subsidiary that would be binding on Purchaser with respect to Tax matters for taxable periods including, or beginning after, the Closing Date.

(k) Schedule 2.15(k) of the Company Disclosure Schedule sets forth (i) the tax classification of the Company and each Company Subsidiary for federal, state, and local Tax purposes as of the date hereof and (ii) any changes in tax classification since the date of the Company or any Company Subsidiary’s formation.

2.16. Environmental Matters.

(a) For purposes of this Agreement, “Environmental Laws” means all Laws and Orders concerning public health and safety, worker health and safety, pollution or protection of the environment, and the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, as the foregoing are enacted or in effect, on or prior to the date of this Agreement. For purposes of this Agreement, “Hazardous Materials” means (1) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radioactive substances, chlorofluorocarbons and similar ozone-depleting substances and (2) any other chemical, material, substance, waste, pollutant or contaminant that is regulated by or pursuant to, defined or listed or classified as hazardous, toxic or radioactive under, any Environmental Law.

(b) The Company and the Company Subsidiaries have materially complied and are in material compliance with all Environmental Laws applicable to their businesses as presently or previously conducted, including all environmental permits required for the occupation of their properties or facilities. Since May 22, 2015, neither the Company nor any Company Subsidiary has received any notice, report or other information regarding any violation of, or material Liability under, any Environmental Laws with respect to its past or current operations, properties or facilities, including the Leased Real Property. Neither the Company nor any Company Subsidiary, nor to the Company’s Knowledge any predecessor of the Company or the Company Subsidiaries, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Materials, in each case, in a manner that has given or would give rise to any material Liabilities or investigative, corrective or remedial obligations pursuant to any Environmental Laws.

(c) To the Knowledge of the Company, there are no storage tanks located in, at, on or under any Leased Real Property. To the Knowledge of the Company, except to the extent in compliance with Environmental Laws, there are no PCBs, lead paint, asbestos (of any type or form), or materials, articles or products that contain PCBs, lead paint or asbestos, located in, at, on, or under the Leased Real Property (including any building, structure or other improvement that is part of the Leased Real Property).

(d) The Company has provided to Purchaser complete and correct copies of all environmental audits, reports and other material environmental documents, if any, in its possession relating to (i) the Company or any Company Subsidiary, their past or present operations, properties or facilities, including the Leased Real Property, (ii) the compliance by the Company and the Company Subsidiaries or any Leased Real Property with any Environmental Laws, or (iii) any potential or actual material Liability of the Company or any Company Subsidiary with respect to any Leased Real Property.

2.17. Insurance. Section 2.17 of the Company Disclosure Schedule sets forth a correct and complete list of all insurance policies maintained by the Company or any Company Subsidiary, together with a correct and complete list of the claim and loss history during the past three (3) years. With respect to each such insurance policy: (i) the policy is legal, valid and binding and enforceable in accordance with its terms and is in full force and effect, (ii) neither the Company nor any Company Subsidiary is in breach or default under the policy, including failure to make timely payment of all premiums due, (iii) neither the Company nor any Company Subsidiary has failed to file any notice or present any claim thereunder in due and timely fashion, and (iv) neither the Company nor any Company Subsidiary has received any written notice of any actual or threatened cancellation or material limitation of the policy. The Company and each Company Subsidiary has maintained in full force and effect general and professional liability insurance coverage for all periods of its ownership and operation of its business sufficient for compliance with all applicable Laws and contracts to which the Company is a party or by which it is bound. The Company and the Company Subsidiaries also maintain excess liability insurance on an occurrence basis. Neither the Company nor any Company Subsidiary has received any written notice from any insurance carrier denying or disputing a claim made on any policies, denying or disputing any coverage or the amount of any claim or reserving rights in connection therewith.

2.18. Health Care Laws.

(a) Except as set forth in Section 2.18(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are in material compliance with all applicable Health Care Laws. The term “Health Care Laws” means collectively: Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), including the Ethics in Patient Referrals Act, as amended (the Stark Law), 42 U.S.C. § 1395nn; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); the Federal Health Care

Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, 31 U.S.C. §§ 3729-3733 (as amended); the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; and all applicable implementing Laws and Orders; and any similar state and local Laws and Orders; and all applicable federal, state, and local licensing, fee splitting, state anti-kickback or self-referral, regulatory and reimbursement Laws and Orders applicable to the services that the Company and the Company Subsidiaries provide. Except as set forth in Section 2.18(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice, or to the Company’s Knowledge, oral notice, from a Governmental Authority or other Person that alleges that it is not currently in material compliance with any Health Care Law, other than any statements of deficiencies from a Governmental Authority in connection with surveys and other reviews occurring in the ordinary course of business.

(b) Neither the Company nor any Company Subsidiary is a party to a corporate integrity agreement with any Governmental Authority.

2.19. Affiliated Transactions. Except as set forth in Section 2.19 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any agreement, commitment or transaction with or for the benefit of any shareholder, member, officer, director, manager, employee or affiliate of the Company or any Company Subsidiary or, to the Company’s Knowledge, any spouse, parent, child, sibling, aunt, uncle or first cousin (whether through blood, marriage or adoption) of any such Person or any entity in which any such Person owns any beneficial interest.

2.20. Brokers. Except as set forth in Section 2.20 of the Company Disclosure Schedule, none of the Company, the Company Subsidiaries, or any of their respective officers, managers, directors or employees has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions, and no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based in any way on agreements, arrangements or understandings made by or on behalf of the Company, any Company Subsidiary, or any of their respective officers, managers, directors or employees.

2.21. Bank Accounts. Section 2.21 of the Company Disclosure Schedule sets forth a correct and complete list of all bank accounts, safety deposit boxes and lock boxes of the Company, and designating each authorized signatory with respect thereto.

2.22. Privacy and Data Protection.

(a) The Company’s use, and each Company Subsidiary’s use, of PII and Protected Health Information (PHI, as that term is defined under HIPAA) complies, and has complied, in all material respects with: (i) HIPAA and Other Privacy Laws; (ii) PCI DSS, as applicable; and (iii) all obligations under the contracts of the Company and the Company Subsidiaries (including Business Associate Agreements) relating to PHI or PII. The Company and each Company Subsidiary has all necessary authority, consents and authorizations to use the

PHI and PII in the Company’s possession or the Company Subsidiary’s possession, as applicable, or under their control in connection with their business.

(b) Employees of the Company and the Company Subsidiaries who have access to PII and PHI have received reasonable training with respect to compliance with all relevant HIPAA and Other Privacy Laws and all relevant internal policies and procedures relating to privacy, data protection, and security. The Company and the Company Subsidiaries have maintained reasonable documentation of such training activities.

(c) To the Company’s Knowledge, since January 1, 2016, (1) there have been no unauthorized intrusions or breaches of the security of the computer software, middleware and systems, firmware, information technology equipment, computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems, and associated documentation owned or controlled by the Company and the Company Subsidiaries in connection with the operation of their business (the “IT Assets”) and (2) neither the Company nor any Company Subsidiary has received any written notice of any unauthorized intrusions or breaches of the security of any computer software, middleware and systems, firmware, information technology equipment, computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems, and associated documentation used or relied upon by the Company and the Company Subsidiaries in connection with the operation of their business that was not provided to all users of such IT Assets or is otherwise public knowledge. The IT Assets have not malfunctioned or failed since January 1, 2016 in a manner that has caused or would reasonably be expected to cause material disruption to the Company’s and the Company Subsidiaries’ business and, to the Company’s Knowledge, do not contain any viruses, malware, bugs, vulnerabilities identified in the U.S. National Vulnerability Database maintained by the Department of Homeland Security and the National Institute of Standards and Technology, or faults that have or would reasonably be expected to (i) cause any material disruption to the Company’s and the Company Subsidiaries’ business, (ii) enable or assist any Person to access without authorization the IT Assets or any information in the IT Assets, if such access would have a material adverse impact on the Company’s and the Company Subsidiaries’ business, or (iii) otherwise materially adversely affect the functionality of the IT Assets, except as disclosed in their documentation.

(d) The Company and each Company Subsidiary is, and at all times since January 1, 2016 has been, in material compliance with HIPAA and Other Privacy Laws. Neither the Company nor any Company Subsidiary is currently subject to any fine, penalty, or Liability as a result of a failure to comply with any requirement of HIPAA and Other Privacy Laws.

(e) Since January 1, 2016, the Company and the Company Subsidiaries have made all necessary filings and registrations and have provided all necessary notices under HIPAA and the Other Privacy Laws. Neither the Company nor the Company Subsidiaries has received any notice of deficiency or noncompliance, warning letter, notice of required corrective action or other similar communication with respect to any alleged violation of HIPAA and the Other Privacy Laws from a Governmental Authority or other Person (including any school district, school, local education agency, or department or division of any state, including a state department of education or similar).

(f) The Company and the Company Subsidiaries have executed current and valid “Business Associate Agreements” (as described in 45 C.F.R. §§ 164.502(e) and 164.504(e)) with each (a) “covered entity” (as defined at 45 C.F.R. § 160.103) for whom the Company or the Company Subsidiaries provide functions or activities that render that entity a “business associate” (as defined at 45 C.F.R. § 160.103)), or (b) “subcontractor” (as defined at 45 C.F.R. § 160.103) of the Company or the Company Subsidiaries that are a business associates (pursuant to paragraph (3)(iii) of the definition of “business associate” at 45 C.F.R. § 160.103). Neither the Company nor any Company Subsidiaries have breached in any material respect any such Business Associate Agreement and, to the Company’s Knowledge, no covered entity or subcontractor has breached in any material respect any such Business Associate Agreement with the Company or any Company Subsidiaries. There have been no material complaints received by the Company or the Company Subsidiaries, or investigations by the Office for Civil Rights, with respect to HIPAA compliance of the Company or any Company Subsidiaries or, to the Company’s Knowledge, their respective subcontractors, or by state authorities with respect to the Company’s or the Company Subsidiaries’ compliance with all similar state Laws governing the privacy, security or confidentiality of medical and/or health information of patients. Except as set forth in Section 2.22(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiaries nor, to the Company’s Knowledge, any of their subcontractors have experienced any (a) breach of security, as defined by HIPAA or similar state Laws, with respect to medical or health information of patients, (b) Breach of Unsecured Protected Health Information, as “Breach,” “Unsecured Protected Health Information,” and “Protected Health Information” are defined by HIPAA, or (c) a Security Incident, as “Security Incident” is defined by HIPAA, that has the potential to impact the security or integrity of the Company or the Company Subsidiaries or other covered entity data. The Company and the Company Subsidiaries have identified, documented and addressed Security Incidents that have the potential to impact in any material respect the security and/or integrity of user data and/or the contractual obligations of the Company or the Company Subsidiaries.

2.23. Customers. Section 2.23 of the Company Disclosure Schedule lists the top twenty (20) customers (as determined and defined based on the methodology used by the Company in identifying customers) of the Company and the Company Subsidiaries (measured by revenue over the twelve (12) calendar months ended December 31, 2018) (the “Top 20 Customers”) and includes the revenues derived from each Top 20 Customer during the twelve (12) calendar months ended December 31, 2018. Section 2.23 of the Company Disclosure Schedule lists all Top 20 Customers who as of the date hereof have (a) canceled or materially changed the terms of any contract with the Company or a Company Subsidiary within the twelve (12) months prior to the date hereof, (b) notified the Company or a Company Subsidiary, in writing, of any intent to cancel or materially change the terms of any contract with the Company or a Company Subsidiary in the future, or (c) notified the Company or a Company Subsidiary in writing, or to the Company’s Knowledge, notified the Company or a Company Subsidiary orally, of any intent to cancel or materially change the terms of any contract or order for the purchase of services from the Company or a Company Subsidiary in the future, or (d) notified the Company or a Company Subsidiary in writing, or to the Company’s Knowledge, notified the Company or a Company Subsidiary orally, of any intent to seek new bids for the work performed by the Company or a Company Subsidiary.

2.24. Suppliers. Section 2.24 of the Company Disclosure Schedule sets forth a correct and complete list of (a) the ten (10) largest suppliers of the Company and the Company Subsidiaries by expenditure for the fiscal year ended December 31, 2018 (the “Top 10 Suppliers”), and (b) suppliers of the Company that are the sole source of supply and that could not reasonably be replaced in the ordinary course of business. No such supplier has provided the Company or a Company Subsidiary with written or, to the Company’s Knowledge, oral notice that it will discontinue doing business with the Company or a Company Subsidiary or materially reduce the business that it conducts with the Company or a Company Subsidiary or be unable to fulfill its supply obligations to the Company or a Company Subsidiary.

2.25. Bonds, Letters of Credit. Section 2.25 of the Company Disclosure Schedule contains a complete list of all bonds (including performance, fidelity, AD&D, or otherwise), letters of credit, and similar instruments issued by the Company or a Company Subsidiary which secure their performance or other obligations (all such bonds, letters of credit or similar instruments are herein referred to as “Bond Obligations”). Correct and complete copies of such Bond Obligations have been delivered to Purchaser. Such Bond Obligations satisfy in all material respects all requirements thereof set forth in (i) any applicable Law relating to the Company and the Company Subsidiaries and (ii) any applicable contract.

2.26. Anti-Bribery. To the Knowledge of the Company, since January 1, 2016, neither the Company or any Company Subsidiary, nor the Stockholder or any Person authorized or acting on behalf of or for the benefit of the Company, a Company Subsidiary, or the Stockholder, has taken any act in violation of applicable anti-bribery Laws, including without limitation the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78dd-1, et seq.) (“FCPA”). Without limitation to the foregoing, to the Knowledge of the Company, neither the Company or any Company Subsidiary, nor the Stockholder or any Person authorized or acting on behalf of or for the benefit of the Company, a Company Subsidiary, or the Stockholder, has made, offered, promised, or authorized any gift of money or anything of value to any Foreign Official (as that term is defined in the FCPA) to obtain or retain business, or to direct business to any Person, or to obtain any unfair advantage, in violation of applicable Law.

2.27. Condition and Sufficiency of Assets. Except as set forth on Section 2.27 of the Company Disclosure Schedule, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other material items of tangible personal property owned or leased by the Company and the Company Subsidiaries are structurally sound, are in good operating condition and repair (ordinary wear and tear excepted), and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other material items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other material items of tangible personal property currently owned or leased by the Company and the Company Subsidiaries, together with all other properties and assets owned or leased by the Company and the Company Subsidiaries, or which the Company or the Company Subsidiaries otherwise have the right to use, are sufficient for the continued conduct of the Company Business after the Closing in the same manner as conducted immediately prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Company Business.

2.28. No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE II, neither the Company, any Company Subsidiary, the Stockholder nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, with respect to the Company, any Company Subsidiary, or their respective businesses, operations, assets, equity, liabilities, condition (financial or otherwise) or prospects.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Purchaser that the statements contained in this Article III are true and correct as of the date hereof:

3.1. Organization; Authorization and Validity. The Stockholder is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Stockholder is duly qualified as a foreign limited liability company to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect. The Stockholder has the power and authority necessary to execute and deliver the Acquisition Documents to which it is a party, to perform its obligations under such Acquisition Documents and to consummate the Transactions. The execution, delivery and performance of the Acquisition Documents to which the Stockholder is a party by it and the consummation of the Transactions by it have been duly and validly authorized by all necessary action on the part of the Stockholder, and no other proceedings on the part of the Stockholder are necessary to authorize its execution, delivery, and performance of the Acquisition Documents to which it is a party or consummation of the Transactions. The Acquisition Documents to which the Stockholder is a party have been or will be, as the case may be, duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Purchaser and each other party thereto, constitute or will constitute a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.

3.2. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Stockholder of the Acquisition Documents do not, and the consummation of the Transactions will not, (i) conflict with or violate its certificate of formation or operating agreement, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with or violate any Law or Order applicable to the Stockholder or by which the Stockholder or any of its properties or assets is bound, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any material contract, agreement, instrument, license or permit applicable to the Stockholder or by which any of its properties or assets is bound, or (iv) create any Lien on the Shares.

(b) Except as set forth in Section 2.5(b) of the Company Disclosure Schedule, the execution, delivery and performance by the Stockholder of the Acquisition Documents to which it is a party do not, and the consummation of the Transactions by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person.

3.3. Litigation. There are no Actions pending or, to the knowledge of the Stockholder, threatened against the Stockholder, or Orders binding on the Stockholder or any of its properties or assets, in each case that (a) relates directly to the Shares, (b) challenges the validity or the enforceability of the Stockholder’s obligations under this Agreement or (c) would reasonably be expected to have a Material Adverse Effect. There are no outstanding Orders issued by any Governmental Authority against the Stockholder, in each case, that (x) relate directly to the Shares or (y) would reasonably be expected to have a Material Adverse Effect.

3.4. Shares. The Stockholder has good and valid title and is the record and beneficial owner of the Shares, free and clear of all Liens (other than Permitted Liens). The Stockholder does not own any other equity securities or voting securities of the Company or securities convertible into or exchangeable for equity securities or voting securities of the Company, and there are no rights, arrangements, agreements or commitments of any nature obligating the Stockholder to transfer or sell any of the Shares. No claim has been made asserting that any Person other than the Stockholder is the holder or beneficial owner of the Shares.

3.5. Brokers. Except as set forth in Section 3.5 of the Company Disclosure Schedule, the Stockholder has not employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions, and no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based in any way on agreements, arrangements or understandings made by or on behalf of the Stockholder.

3.6. Solvency. Immediately after giving effect to the Acquisition and the other Transactions, the Stockholder will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred debts or obligations beyond its ability to pay them in the ordinary course of business as they become due.

3.7. No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE III, neither the Stockholder nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, with respect to the Stockholder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Stockholder that the statements contained in this Article IV are true and correct as of the date hereof:

4.1. Organization and Qualification; Authority.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. Purchaser is duly qualified as a foreign corporation to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Purchaser has the requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted.

4.2. Authorization and Validity. Purchaser has the full power and authority necessary to execute and deliver the Acquisition Documents, to perform its obligations under the Acquisition Documents and to consummate the Transactions. The execution, delivery and performance of the Acquisition Documents by Purchaser and the consummation of the Transactions by Purchaser have been duly and validly authorized by all necessary action on the part of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize Purchaser’s execution, delivery, and performance of the Acquisition Documents or consummation of the Transactions. The Acquisition Documents have been or will be, as the case may be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party thereto, constitute or will constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.

4.3. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Purchaser of the Acquisition Documents do not, and the consummation of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws of Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken and all filings and obligations described in Section 4.3(b) have been made or fulfilled, conflict with or violate any Law or Order applicable to Purchaser or by which Purchaser or any of its properties or assets is bound, or (iii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken and all filings and obligations described in Section 4.3(b) have been made or fulfilled, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any material contract, agreement, instrument, license or permit applicable to Purchaser or by which any of its properties or assets is bound, except with respect to clauses (ii) and (iii) above, to the extent any such conflict, violation, breach or default would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth in Schedule 4.3(b), the execution, delivery and performance by Purchaser of the Acquisition Documents do not, and the consummation of the Transactions by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person.

4.4. Litigation. There are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser, or Orders binding on Purchaser or any of its properties or assets, in each case that would reasonably be expected to have a Material Adverse Effect.

4.5. Brokers. Except as specifically set forth on any funds flow or closing statement executed in connection with this Agreement, neither Purchaser, nor any of its officers, directors or employees has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions.

4.6. Solvency. Immediately after giving effect to the Acquisition and the other Transactions, neither Purchaser nor the Company will (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred debts or obligations beyond its ability to pay them in the ordinary course of business as they become due.

4.7. Sufficiency of Funds. Purchaser has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and the Earnout Payment (when and if due) and consummate the Transactions contemplated by this Agreement.

4.8. Restricted Securities. Purchaser is acquiring the Shares for its own account, with the intention of holding the Shares for investment and not with a view to the resale or distribution of any part of the Shares, and Purchaser does not have any present intention of selling, granting any participation in or otherwise distributing the Shares. Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended, by reason of specific exemptions from the registration provisions, which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed in this Agreement. Purchaser understands that the Shares are “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available.

4.9. No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE IV, neither Purchaser nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, with respect to Purchaser.

4.10. No Reliance. Purchaser acknowledges and agrees that the Stockholder and the Company have not made, and are not making, any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for those representations and warranties of the Stockholder and the Company expressly set forth in this Agreement and the Acquisition Documents, and Purchaser is not relying and has not relied on any other representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE V

COVENANTS

5.1. Interim Operations.

(a) Except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule, or as agreed to in writing by Purchaser (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company and the Stockholder covenant and agree that, prior to the Closing:

(b) The business and operations of the Company and the Company Subsidiaries shall be conducted in the ordinary course of business consistent with past practice;

(c) The Company shall, and shall cause each Company Subsidiary to, use its commercially reasonable efforts to keep intact its rights, properties and assets, and employee, independent contractor, supplier, customer and other business relationships;

(d) The Company shall, and shall cause each Company Subsidiary to, use its commercially reasonable efforts to keep and maintain its rights, properties and assets in their present condition, repair and working order, except for normal depreciation and wear and tear;

(e) The Company shall not, and shall not permit any Company Subsidiary to, (i) authorize for issuance, issue, deliver, sell, grant options, warrants or rights to receive, purchase or subscribe for, or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of capital stock or other equity interests of the Company or any Company Subsidiary (including securities convertible into, or rights or options to acquire, capital stock or other equity interests of the Company or any Company Subsidiary), (ii) repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any Company Subsidiary (including securities convertible into, or rights or options to acquire, capital stock or other equity interests of the Company or any Company Subsidiary), or (iii) amend or otherwise change its certificate of incorporation or bylaws (or equivalent organizational documents);

(f) The Company shall not, and shall not permit any Company Subsidiary to, acquire, including by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or make any capital expenditures or commitments in an amount in excess of One Hundred Thousand Dollars ($100,000) in the aggregate, other than pursuant to existing agreements;

(g) The Company shall not, and shall not permit any Company Subsidiary to, (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, manager, officer, employee or independent contractor, other than (A) increases and bonuses expressly contemplated by or required under existing employment or consulting agreements or bonus plans, and (B) increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) except as required to comply with applicable Law, become obligated under any Benefit Plan that was not in existence on the date of this Agreement or amend, modify or terminate any Benefit Plan in existence on the date of this Agreement, or (iii) except as required to comply with applicable Law, pay any benefit not required by any Benefit Plan as in effect as of the date of this Agreement;

(h) The Company shall not, and shall not permit any Company Subsidiary to, sell, lease, license, subject to any Lien (other than a Permitted Lien) or otherwise encumber or dispose of (including through any sale-leaseback or similar transaction) any of its properties or assets, other than (i) pursuant to existing agreements, (ii) immaterial properties or assets (or immaterial portions of properties or assets), or (iii) in the ordinary course of business consistent with past practice;

(i) The Company shall not, and shall not permit any Company Subsidiary to, (i) make or forgive any loans, advances or capital contributions to, or investments in, any Person, other than trade accounts receivable incurred in the ordinary course of business consistent with past practice and cash advances to employees of the Company and the Company Subsidiaries for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice, (ii) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness or other obligations of any other Person, or (iii) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person;

(j) The Company shall not, and shall not permit any Company Subsidiary to, adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(k) The Company shall not, and shall not permit any Company Subsidiary to, (i) enter into, or materially amend, modify or supplement outside the ordinary course of business consistent with past practice, any Material Contract or (ii) waive, release, grant, assign or transfer any of its material rights or claims (whether such rights or claims arise under a Material Contract or otherwise);

(l) The Company shall, and shall cause the Company Subsidiaries to, (i) comply in all material respects with its obligations under the Material Contracts as such obligations become due, (ii) maintain insurance covering risks of such types and in such amounts as are consistent with its past practices, and (iii) use commercially reasonable efforts not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;

(m) The Company shall not abandon, fail to maintain or allow to expire (other than at the natural expiration of its terms), or sell or exclusively license to any Person, any material Company Intellectual Property, except in the exercise of commercially reasonable business judgment consistent with industry practices;

(n) The Company shall not fail to pay or satisfy when due any material Liability of the Company (other than any such Liability that is being contested in good faith);

(o) The Company shall not settle or compromise any Action pending before any Governmental Authority, or any other material Action, against the Company;

(p) The Company shall not, and shall not permit any Company Subsidiary to, (i) change any material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures), except as required by changes in applicable Law or GAAP, (ii) revalue in any material respect any of its assets (including writing down or writing off any notes or accounts receivable in any material manner), except as required by changes in GAAP, (iii) make or change any material Tax election (including any election under Section 338 of the Code or other similar election), make or change any material method of accounting with respect to Taxes except as required by changes in applicable Law, (iv) settle or compromise any material Tax liability (except to the extent permitted by Section 5.8(f)), (v) file any amended Tax Return that would materially increase the Tax Liability of the Company or any Company Subsidiary after the Closing, (vi) file any Tax Return in any jurisdiction in which the Company or any Company Subsidiary previously did not file Tax Returns, or (vii) waive the statute of limitations or extend the period for the assessment or collection with respect to any Tax or Tax Return of the Company or any Company Subsidiary; and

(q) The Company shall not, and shall not permit any Company Subsidiary to, agree or commit to take any of the foregoing actions prohibited by this Section 5.1.

Notwithstanding anything to the contrary set forth in this Agreement, the parties acknowledge and agree that neither Purchaser nor its affiliates have the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Closing. Prior to the Closing, the Company and each Company Subsidiary shall exercise, consistent with the terms of this Agreement, complete control and supervision over its operations.

5.2. Filings and Consents.

(a) Subject to the terms and conditions of this Agreement, each of the parties shall use its commercially reasonable efforts to (i) cooperate with one another in determining which filings are required to be made by each party prior to the Closing with, and which consents, approvals, permits or authorizations are required to be obtained by each party prior to the Closing from, Governmental Authorities or other Persons in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and (ii) assist one another in timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made and obtained by the other parties. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide one another with drafts of such application or filing

(excluding any confidential information included therein) and afford one another a reasonable opportunity to comment on such drafts. Each of the parties shall promptly furnish all information required to be included in any such application or filing with any Governmental Authority. Except as provided by Section 5.2(b), each party shall bear its own costs, fees and expenses payable to any Governmental Authority in connection with any required notification or filing made or given to any Governmental Authority in connection with the Transactions.

(b) Without limiting Section 5.2(a), the Company and Purchaser shall (i) file as soon as practicable, and in any event within ten (10) Business Days of the date of this Agreement, all required notifications under the HSR Act, and (ii) consult and fully cooperate with and provide assistance to one another in seeking early termination of any waiting period under the HSR Act. Purchaser shall bear the fees of any filing required under the HSR Act. The parties shall not knowingly impede or delay the termination or expiration of any waiting period under the HSR Act or enter into any agreement with the Federal Trade Commission or the Antitrust Division of the United States Department of Justice not to consummate the Transactions, except with the prior written consent of the other parties. Neither the Company nor Purchaser shall withdraw its initial filing under the HSR Act, regardless of whether such party intends to re-file such filing, without the prior written consent of the other parties (not to be unreasonably withheld, conditioned or delayed).

(c) Each of the parties shall, in connection with antitrust matters related to the Transactions, (i) promptly respond to and comply with any inquiries and/or requests for information or documents received from any Governmental Authority, (ii) promptly notify one another of any communication received by such party from, or given by such party to, any Governmental Authority, and (iii) subject to applicable Law and to the extent practicable, permit one another to review in advance and consult, if appropriate, regarding any proposed written or oral communication with any Governmental Authority and incorporate the other parties’ reasonable comments. None of the parties shall participate in any meeting or discussion with any Governmental Authority in connection with any filing, investigation or inquiry regarding this Agreement or the Transactions unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the others the opportunity to attend and participate. Each of the parties shall, in a manner that protects attorney-client or attorney work product privilege, furnish one another with copies of all correspondence, filings and written communications between such party or its affiliates and their respective Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions.

(d) Without limiting the foregoing, each of the parties shall use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the consummation of the Transactions. Notwithstanding anything to the contrary contained in this Agreement, (i) the Purchaser shall be entitled to direct the antitrust defense of the transactions contemplated herein in any investigation or litigation, including in connection with negotiations with any Governmental Authority regarding the resolution of any investigation or litigation and (ii) in no event will the Purchaser or any of its affiliates be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of the Purchaser, could be expected to limit the right of the Purchaser to own or operate all or any portion of their respective businesses or assets. The Stockholder and the Company shall use reasonable best efforts to provide support and assistance of the Purchaser in all material respects in all such investigations and litigation to the extent required by the Purchaser.

(e) Purchaser shall not, and shall cause its affiliates not to, acquire or enter into a binding agreement to acquire, in any manner, any assets or any corporation, partnership, association or other business organization or division thereof, if such acquisition or entry into a binding agreement would: (i) impose any delay in obtaining, or increase the risk of not obtaining, any consent by a Governmental Authority required to consummate the Transactions, including termination or expiration of any waiting period under the HSR Act, or (ii) prevent the consummation of the Transactions.

5.3. Reasonable Assistance. Prior to the Closing, the parties shall use their commercially reasonable efforts to take, or cause to be taken, all such actions, and to assist and cooperate with the other parties in taking such action, as may be necessary or appropriate to effectuate, as expeditiously as practicable, the Acquisition and the other Transactions on the terms and subject to the conditions set forth in this Agreement. Each party, at the reasonable request of the other parties, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely this Agreement and the consummation of the Transactions.

5.4. Access to Information. Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, (i) provide Purchaser and its officers, directors, managers, employees, agents, counsel, accountants, investment bankers, financial advisors, representatives, consultants and financing sources (collectively, the “Purchaser Representatives”) reasonable access, upon reasonable notice and during normal business hours, to the offices, facilities, books and records of the Company and the Company Subsidiaries and to the Company’s and the Company Subsidiaries’ executive officers, directors, managers, key employees, agents, counsel, accountants, investment bankers, financial advisors, key consultants and representatives (collectively, the “Company Representatives”), and (ii) furnish or make available to Purchaser and the Purchaser Representatives such financial and operating data and such other information with respect to the Company and the Company Subsidiaries as Purchaser or the Purchaser Representatives may from time to time reasonably request. Purchaser and the Purchaser Representatives shall conduct any such activities in a manner as to minimize the disruption to, and not to unreasonably interfere with, the Company’s and the Company Subsidiaries’ business and operations. Notwithstanding the foregoing, prior to the Closing, neither Purchaser nor any of the Purchaser Representatives shall contact any employee, officer, director, independent contractor, supplier, payor, client, or patient of the Company or any Company Subsidiaries in connection with any information or matter regarding the Company or the Company Subsidiaries or their business, operations or prospects, without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed). Notwithstanding the foregoing, the Company may withhold (i) information that, if disclosed, would violate an attorney-client or other privilege or would constitute a waiver of rights as to attorney work product or attorney client privilege, or (ii) information, the disclosure of which would violate applicable Law, such as portions of documents or information relating to pricing or other matters that are highly sensitive, if the exchange of such documents (or portions thereof) or information, as determined by the Company’s legal counsel, might reasonably result in antitrust compliance questions for such party (or any of its affiliates). If any information is withheld by the Company pursuant to the preceding sentence, it shall inform Purchaser as to the general nature of what is being withheld; provided, that, the Company shall use its reasonable best efforts to determine a method to disclose such information if it is deemed material by the Purchaser, including, without limitation, providing redacted portions thereof, entering into a clean team agreement or joint defense agreement, or providing such material for “attorney’s eyes only”. Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement dated as of November     , 2018 (the “Confidentiality Agreement”), between the Purchaser and Piper Jaffray, on its behalf and in its capacity as agent for the Company, shall apply to all information furnished to Purchaser or any Purchaser Representative by any Company Representative under this Agreement.

5.5. Public Announcements. Any public announcements, reports, statements or press releases by any party hereto or any of its affiliates regarding the Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of Purchaser and the Stockholder, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that Purchaser may issue a press release or make a public announcement or filing with the Securities and Exchange Commission without the approval of the Stockholder to the extent necessary for Purchaser or its affiliates to comply with applicable securities Laws or New York Stock Exchange rules. Purchaser shall provide a copy to the Stockholder of any such required press release or announcement in advance of its release such as to provide the Stockholder a reasonable opportunity to review and comment on such press release or announcement, and Purchaser shall consider any such comments by Stockholder in good faith. Notwithstanding anything to the contrary in this Agreement, the Stockholder and its affiliates may use the Company’s name and logo in communications to its current or prospective investors, lenders or affiliates and on its website.

5.6. [Intentionally Omitted].

5.7. No Shop. Until the earlier of the Closing or the termination of this Agreement, neither the Stockholder nor the Company shall, and the Company shall not permit any Company Subsidiary to, directly or indirectly, through any officer, director, manager, employee, affiliate, agent, intermediary or other Representative of the Stockholder or the Company or any Company Subsidiary or otherwise: (a) solicit, initiate or knowingly encourage submission of proposals or offers from any Person relating to any purchase of the Company’s or any Company Subsidiary’s assets, other than any purchase of assets in the ordinary course of business consistent with past practice or any purchase of immaterial assets, or any equity securities or any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company or any Company Subsidiary (an “Acquisition Proposal”); (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise respond to, cooperate or encourage, any effort or attempt by any other Person to make an Acquisition Proposal; or (c) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or any other transaction that would have the effect of preventing or limiting the Acquisition. The Company shall promptly (and in any event within one Business Day of learning of the relevant information) notify Purchaser if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing, together with the material details of such proposal, offer, inquiry or contact, and, to the extent not prohibited by any confidentiality obligations existing as of the date of this Agreement, the identity of the potential purchaser.

5.8. Tax Matters.

(a) All equity transfer, sales, use, excise, controlling interest, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions (regardless of the Person on whom such Transfer Taxes are imposed by Law) shall be paid by Purchaser when due, and each party to this Agreement shall cooperate with the other parties in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

(b) Following the Closing, the Stockholder, at its sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, all income Tax Returns for the Company and the Company Subsidiaries for all taxable periods that end on or prior to the Closing Date (“Pre-Closing Period”). All Tax Returns for the Pre-Closing Period shall be prepared in a manner consistent with the prior practice of the Company and the Company Subsidiaries.

(c) Purchaser, at its sole cost and expense, shall prepare and timely file, or shall cause to be prepared and timely filed, (i) all non-income Tax Returns for the Company and the Company Subsidiaries with respect to any Pre-Closing Period that are not due until after the Closing Date, and (ii) all Tax Returns with respect to any taxable period beginning before and ending after the Closing Date (“Straddle Period”). Any such Tax Returns prepared by Purchaser that relate to a Pre-Closing Period or Straddle Period shall be prepared in a manner consistent with the prior practice of the Company and the Company Subsidiaries (except where such change is made to comply with applicable Law). Purchaser shall provide the Stockholder with completed drafts of such Tax Returns for the Stockholder’s review and comment at least thirty (30) days prior to the due date (including extensions) for the filing thereof (unless such due date is less than thirty (30) days after the Closing Date, in which case, Purchaser shall provide the Stockholder with completed drafts of such Tax Returns for the Stockholder’s review and comment as soon as practically possible). The Stockholder shall deliver comments to such Tax Returns to Purchaser within fifteen (15) days following the Stockholder’s receipt of such Tax Returns (or such shorter time as requested in response to a short filing period), and the Purchaser shall make such revisions to such Tax Returns as are reasonably requested by the Stockholder. The Stockholder agrees to provide Purchaser with such information as is necessary or appropriate to permit Purchaser to fulfill its Tax Return filing requirements under this Section 5.8(c).

(d) If the Company is permitted but not required under applicable Law to treat the Closing Date as the last day of a taxable period, then the parties hereto shall cause the Company and the Company Subsidiaries, as applicable, to elect to (or otherwise) treat the Closing Date as the last day of such taxable period. The Stockholder shall be responsible for, and shall indemnify and hold harmless Purchaser in accordance with Article VIII from and against, any Tax with respect to the Company and the Company Subsidiaries that is attributable to a Pre-Closing Period or to that portion of a Straddle Period that ends on the Closing Date. For purposes of this Section 5.8, in the case of any Straddle Period, the amount of any Taxes based on or measured by income, gross or net sales, payroll, payments or receipts of the Company for the Pre-Closing Period shall be determined based on an interim closing of the books as of the Effective Time, and the amount of other Taxes of the Company for a Straddle Period which relate to the Pre-Closing Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date, and the denominator of which is the number of days in such Straddle Period. Also for purposes of this Section 5.8, any responsibility for Taxes attributable to a Pre-Closing Period or that portion of the Straddle Period that ends on the Closing Date shall be determined by treating all deductions arising in connection with the Transactions (other than deductions in connection with all costs and expenses related to the Earnout Payment or performance-based bonus payments (not including option payments) paid by Purchaser or its affiliates to certain employees following the Closing) as properly allocable to the Pre-Closing Period (assuming, for this purpose, that the safe harbor election provided for in IRS Revenue Procedure 2011-29 is made with respect to any such deduction that constitutes a “success-based fee” and that a rule similar to the “next-day rule” contained in Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) is not applicable to any such deduction) and the parties agree to report and file all Tax Returns consistently. Furthermore, during the period between when Closing actually occurs and 11:59pm PT on the Closing Date, Purchaser shall not take any action outside of the ordinary course of business that results in an increased Tax liability or a loss of a deduction for the Company for a Pre-Closing Period or that portion of the Straddle Period that ends on the Closing Date; provided, that, for the avoidance of doubt, any deductions taken by the Purchaser after the Closing Date shall be allocable to the Purchaser (or its affiliates, including the Company after the Closing Date).

(e) Except to the extent reflected as an asset in the calculation of the Adjustment Amount, the Stockholder shall be entitled to any refund or credit of Taxes attributable to the Company and the Company Subsidiaries for any Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date. Purchaser shall make commercially reasonable efforts to obtain such refunds or credits as reasonably requested by Stockholder, at Stockholder’s sole cost and expense, and shall pay to the Stockholder any such refund or credit within fifteen (15) days after receipt or entitlement thereto by Purchaser.

(f) The parties shall provide each other, at the expense of the requesting party, with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any Actions relating to Liability for Taxes, and each will retain for the applicable statute of limitations and provide to the requesting party any records or information that may be relevant to any of the foregoing. Subject to the following sentences, the Purchaser will have the right to control, with its own counsel at its own expense (which expenses, for the avoidance of doubt, shall be considered Losses to the extent that a Purchaser Indemnified Party is entitled to indemnification in respect of such Action under ARTICLE VIII), any Actions relating to Liability for Taxes for the Company for any taxable period (including a Pre-Closing Period), including any disposition of such Action; provided, that Stockholder will have the right, directly or through its designated Representatives, with respect to any Action relating to the Pre-Closing Period or the Straddle Period to participate in any such Action and to review in advance and comment upon all submissions made in the course of any such Action (including any administrative appeals thereof), and Stockholder’s consent (which shall not be unreasonably withheld, conditioned or delayed) shall be required for any settlement of such Action by the Purchaser. Notwithstanding the foregoing, Stockholder will have the right to control, with its own counsel at its own expense, the defense of the IRS Audit, including any disposition of the IRS Audit; provided, that (i) Purchaser’s counsel shall be joint defense counsel, with all rights and responsibilities associated therewith, (ii) the lead counsel retained by the Company to defend the IRS Audit as of the date of this Agreement continues to serve as lead counsel to such defense (or, if the Stockholder reasonably believes that it must replace such lead counsel, Stockholder appoints new lead counsel reasonably acceptable to Purchaser); and (iii) the Stockholder promptly (A) informs Purchaser of all material developments in the IRS Audit, (B) provides Purchaser with copies of all material written correspondence, discovery, pleadings, filings, and Orders received or delivered by the Stockholder related to the IRS Audit, and (C) provides Purchaser with reasonable advance notice of, and permits Purchaser to participate in, all planned meetings, telephone conferences, hearings, and related conferences with the IRS with respect to the IRS Audit. For the avoidance of doubt, Purchaser, with its own counsel and at its own expense (which expenses, for the avoidance of doubt, shall not be considered Losses), will have the right to joint defense of the IRS Audit. Stockholder shall not settle or compromise (or attempt to settle or compromise) or consent to the entry of any judgment with respect to the IRS Audit without the prior consent of Purchaser (which shall not be unreasonably withheld, delayed or conditioned), if such settlement, compromise or judgment (i) would require the Company, the Company Subsidiaries, or Purchaser to make any change to its operations, or (ii) would increase Purchaser’s Tax Liability for any period after the Closing Date. The provisions of this Section 5.8(f) shall take priority over the comparable provisions contained in ARTICLE VIII.

(g) Neither the Purchaser nor any of its affiliates shall (i) amend any previously filed Tax Return of the Company or any Company Subsidiary for any Pre-Closing Period or any Straddle Period, (ii) except as set forth in Section 5.8(h), file any Tax Returns for any Pre-Closing Period or any Straddle Period in any jurisdiction in which the Company or any Company Subsidiary previously did not file Tax Returns, (iii) waive the statute of limitations or extend the period for the assessment or collection with respect to any Tax or Tax Return of the Company or any Company Subsidiary for a Pre-Closing Period or any Straddle Period, (iv) make any Tax election with respect to the Company or any Company Subsidiary that has effect for any Pre-Closing Period or any Straddle Period, including any election under Section 338 of the Code or other similar election, or (v) except as set forth in Section 5.8(h), enter into any voluntary disclosure or compliance procedures with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary for any Pre-Closing Period, in each case without the prior written consent of the Stockholder, which consent will not be unreasonably withheld, conditioned or delayed.

(h) Notwithstanding anything to the contrary herein, following the Closing, each of Purchaser, the Company and each of their respective affiliates and agents shall have the right to contact state and local taxing authorities (the “Taxing Authorities”) in each of the jurisdictions listed on Schedule 5.8(h) (each, an “Identified State”) and enter into a “voluntary disclosure agreement”, amnesty program, or other similar program with any such Taxing Authority relating to sales or use taxes (or any analogous state or local Taxes) attributable to a Pre-Closing Period (each, a “VDA Proceeding”). The Purchaser shall have the right to control any process or proceeding (including the amendment, preparation and filing of sales or use Tax

Returns and all other Tax Returns as required by the relevant Taxing Authorities) relating to any such VDA Proceeding. Notwithstanding anything herein to the contrary, the amendment, preparation and filing of any sales or use Tax Return and any other Tax Returns required to be filed pursuant to a VDA Proceeding, shall be governed by this Section 5.8(h). For the avoidance of doubt, any amounts due to a Taxing Authority pursuant to a VDA Proceeding and any Losses incurred in connection with the VDA Proceeding shall be subject to indemnification by the Stockholder in accordance with Section 8.1(a)(vi); provided, that notwithstanding anything to the contrary in this Agreement, the Stockholder shall not have any indemnification obligation for such Losses in excess of $250,000.

(i) Prior to Closing, Company and the Company Subsidiaries shall pay its full income Tax payable balance, such that Purchaser shall assume a balance sheet for the Company and the Company Subsidiaries that reflects zero dollars ($0) income Tax payable. In furtherance of the foregoing, the Purchaser and any accountants and advisors engaged by the Purchaser shall be permitted reasonable access to the books and records of the Company and the Company Subsidiaries and any documents, schedules or workpapers used by the Stockholder (or its affiliates) in its calculation of such income Tax payable balance prior to Closing, solely for purposes of evaluating Stockholder’s calculation of such income Tax payable balance prior to Closing.

(j) As soon as practicable after the date hereof, the Purchaser and the Company will endeavor to reasonably determine whether the execution of this Agreement and the consummation of the transactions contemplated hereby would entitle any Person who is a “disqualified individual” (within the meaning of Section 280G(c) of the Code) (each such person, a “280G Individual”) to a “parachute payment” (as reasonably determined within the meaning of Section 280G(b)(2)(A) of the Code) absent approval by the stockholders of the Company. If the Purchaser and the Company reasonably determine such is the case then the Company will (A) no later than three Business Days prior to the Closing Date, use commercially reasonable efforts to obtain from each such 280G Individual a waiver of such 280G Individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that all remaining payments and/or benefits, if any, shall not be deemed to be parachute payments; and (B) prior to the Closing Date, with respect to each 280G Individual who agrees to the waiver described in clause (i), submit to all stockholders of the Company entitled to vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such 280G Individual to receive the Waived 280G Benefits. Prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Purchaser for its review and approval (which approval will not be unreasonably withheld, conditioned or delayed). Purchaser and its affiliates agree to not provide or enter into any arrangement, separately or in the aggregate with any existing arrangements, with any disqualified individual after the date of this Agreement and on or prior to the Closing Date that would provide for any “parachute payments”. Purchaser and the Company agree to cooperate to take actions to mitigate the impact of Sections 4999 and 280G of the Code, as may be permitted under the Code.

5.9. Restrictive Covenants.

In further consideration, and as a condition and inducement to Purchaser’s willingness to purchase the Shares for the Purchase Price and to protect the value of the Shares (including the customer relationships and goodwill in the Company and the Company Subsidiaries as of the Closing), the Stockholder covenants and agrees as follows from and after the Closing:

(a) Neither the Stockholder, its affiliates, nor their respective Representatives shall, at any time, directly or indirectly, disclose, divulge, or make known to any Person, use, or otherwise appropriate for its own benefit or the benefit of other Persons any Confidential Information, or permit any Person to examine or make copies of any documents that contain or are derived from the Confidential Information. The Stockholder agrees to take reasonable measures to prevent the inadvertent or accidental disclosure of Confidential Information. For purposes of this Agreement, “Confidential Information” means any confidential or proprietary matters concerning the Company or any Company Subsidiary, including business procedures and practices, methodologies, contents of manuals, the identity of referral sources, vendors and suppliers, information contained in the books and records of the Company or the Company Subsidiaries and their affiliates, financial information, pricing and marketing plans and information, trade secrets, know-how, business plans, projections, forecasts, budgets, and the names and addresses of customers. Notwithstanding the foregoing restrictions, the Stockholder may disclose Confidential Information to the extent it has become generally available to the public, other than as a result of disclosure by the Stockholder or the breach by the Stockholder of its obligations under this Agreement. The obligations under this Section 5.9(a) are in addition to and not in lieu of any other rights or obligations, at law or in equity, to maintain the confidentiality of the Confidential Information, including under applicable “trade secret” laws.

(b) In the event the Stockholder is requested or required (by Law or by litigation discovery requests, subpoena, civil investigative demand, or similar processes) to disclose any Confidential Information, the Stockholder agrees to provide Purchaser with prompt written notice of such request or requirements so that Purchaser and the Company may, at their sole cost and expense, seek an appropriate protective order or waive compliance with the provisions of this Section 5.9(a). If, in the absence of a protective order or a receipt of a waiver by Purchaser or the Company, the Stockholder is nonetheless, upon the written advice of its counsel, legally compelled to disclose Confidential Information, the Stockholder may, without liability to Purchaser or the Company under this Agreement, disclose that portion of the Confidential Information that the Stockholder is advised in writing by its counsel is legally required; provided that the Stockholder shall cooperate with Purchaser and the Company to obtain an appropriate protective order, at Purchaser’s sole cost and expense. The Stockholder acknowledges and agrees that the prohibitions against disclosure of Confidential Information in this Agreement are in addition to, and not in lieu of, any rights or remedies that Purchaser may have available pursuant to the Laws of any jurisdiction or at common law to prevent the disclosure of Confidential Information, and the enforcement by Purchaser of its rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that Purchaser may possess in law or equity.

5.10. Director and Officer Indemnification; Tail Policies. For a period of six (6) years after the Closing Date, unless otherwise required by applicable Law, the Purchaser shall not, and shall not permit the Company or any Company Subsidiary to amend, repeal or modify any provision in its certificate of incorporation or bylaws (or equivalent organizational documents)

relating to the exculpation, indemnification and advancement of expenses to any of its current or former officers or directors (the “D&O Indemnified Parties”), it being the intent of the parties that the D&O Indemnified Parties shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent of the Law. On or prior to the Closing, the Company, at its sole cost and expense, shall have purchased an irrevocable “tail” insurance policy with respect to the D&O Indemnified Parties’ existing directors and officers liability insurance coverage, which shall provide such insurance coverage for six (6) years following the Closing Date (including in respect of acts or omissions in connection with this Agreement and the Transactions) on terms with respect to such coverage and in amounts no less favorable to the D&O Indemnified Parties than those of such policies in effect on the date of this Agreement. On or prior to the Closing, the Company, at its sole cost and expense, shall have also purchased an irrevocable “tail” insurance policy with respect to the Company’s existing professional liability insurance coverage (which shall include both base and umbrella coverage), which shall provide such insurance coverage for three (3) years following the Closing Date on terms with respect to such coverage and in amounts no less favorable to the Company than those of such policies in effect on the date of this Agreement. Purchaser will not, or will cause the Company to not, cancel or change such insurance policies in any respect. If Purchaser, the Company or any Company Subsidiary or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser, the Company and the Company Subsidiaries shall assume all of the obligations set forth in this Section 5.10. The provisions of this Section 5.10 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Party and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by contract or otherwise.

5.11. R&W Policy. Contemporaneously with the execution of this Agreement, Purchaser shall obtain a binding buyer-side representation and warranty insurance policy in form and substance as attached hereto as Exhibit B (the “R&W Policy”). Neither Purchaser nor any of its affiliates, nor any of their respective Representatives, shall take action with the intention of causing the R&W Policy or the rights of any party thereunder to be terminated, cancelled, amended, or waived in a manner that could reasonably be expected to have an adverse impact on the Stockholder or any of its affiliates, or any of the Stockholder’s Representatives. The cost of the premiums together with all taxes and application, underwriting or similar other fees or expenses (the “R&W Premium”) in connection with obtaining and maintaining the R&W Policy shall be borne by Purchaser.

5.12. Notice of Developments. Prior to the Closing, the Stockholder and the Company, on one hand, or the Purchaser, on the other hand, will give prompt written notice to the other parties of (a) any event, condition, fact or circumstance that causes, caused, constitutes or constituted a breach or inaccuracy of any representation or warranty of such party (or parties) contained in this Agreement at any time on or after the date of this Agreement and on or prior to the Closing Date (as though made at such time), (b) any event, condition, fact or circumstance that may be reasonably likely to cause any of the conditions to Closing not to be satisfied, and (c) the failure of such party (or parties) to comply with or satisfy in any material respect any covenant to be complied with by it hereunder. No such notification will, in any way, limit, qualify, modify or affect the representations or warranties of such party (or parties) or the other parties’ remedies or the conditions to their respective obligations hereunder, nor impair the ability of the other parties to rely on such representations and warranties.

5.13. Financial Statements. Promptly upon the completion thereof, prior to the Closing Date, the Stockholder shall provide the Purchaser with each regularly prepared monthly, quarterly, and annual consolidated balance sheet of the Company and related unaudited statements of operations and cash flows.

ARTICLE VI

CONDITIONS PRECEDENT TO THE CLOSING

6.1. Conditions to the Obligations of Each Party.

The respective obligations of Purchaser, on the one hand, and the Stockholder, on the other hand, to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) Governmental Approvals. All consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities (other than in respect of the HSR Act) required to be made, obtained, or effected prior to the consummation of the Acquisition shall have been made, obtained, or effected, except for those the failure of which to be made, obtained, or effected has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) HSR Act. Any waiting period (and any extension of such waiting period) under the HSR Act or other acquisition control or competition Laws or regulations applicable to the consummation of the Transaction shall have expired or been terminated.

(c) No Orders or Injunctions; Illegality. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect and has the legal effect of preventing or prohibiting consummation of the Acquisition.

6.2. Conditions to Obligations of Purchaser.

The obligations of Purchaser to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of the following additional conditions, any one or more of which may be waived in writing at the option of Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company and the Stockholder set forth in this Agreement shall be true and correct on and as of the date hereof and on and as of the Closing as if made at and as of the Closing (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date), except as would not have a Material Adverse Effect (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).

(b) Covenants and Agreements. The Company and the Stockholder shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect on the Company or the Company Subsidiaries.

(d) Closing Certificates. The Company shall have delivered to Purchaser a certificate of the Company, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.2(a), (b) and (c) with respect to the Company have been satisfied. The Stockholder shall have delivered to Purchaser a certificate of the Stockholder, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.2(a) and (b) with respect to the Stockholder have been satisfied.

(e) Secretary’s Certificate. The Company shall have delivered to Purchaser a certificate of its Secretary certifying: (i) the articles of incorporation and bylaws of the Company as in effect immediately prior to the Closing, and (ii) complete and correct copies of the resolutions of the board of directors of the Company, authorizing the execution, delivery and performance of the Acquisition Documents and the consummation of the Transactions.

(f) Good Standing Certificates. The Company shall have delivered to Purchaser a certificate of good standing for the Company and each Company Subsidiary from the state of its jurisdiction of organization, dated within ten (10) Business Days of the Closing Date.

(g) FIRPTA Certificate. The Stockholder shall have delivered to Purchaser a non-foreign person affidavit that complies with the requirements of Section 1445 of the Code.

(h) Liens. The Company shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that the Company has discharged all Liens (other than Permitted Liens) on the Company’s and each Company Subsidiary’s rights, properties and assets, other than those Liens that are to be discharged upon payment of the amounts set forth in the payoff letters delivered pursuant to Section 1.3(b).

(i) Escrow Agreement. The Stockholder shall have delivered to Purchaser the Escrow Agreement, duly executed by the Stockholder and the Escrow Agent.

(j) Restrictive Covenant Agreements. The Stockholder and each of the Persons set forth in Schedule 6.2(j) shall have delivered to Purchaser an agreement providing for certain restrictive covenants in substantially the applicable form of Exhibit C duly executed by such Person.

(k) Consents. The Company shall have delivered to Purchaser evidence of receipt of each consent or provision of sufficient notice, in each case as set forth in Schedule 6.2(k).

(l) Stock Certificate. The Stockholder shall have delivered a certificate representing the Shares, together with duly executed stock power attached in proper form for transfer.

(m) Required Offers. Each individual set forth on Schedule 6.2(m) shall have accepted (and not subsequently revoked prior to Closing such acceptance of) an offer of employment or consulting engagement as an independent contractor, as indicated on Schedule 6.2(m), by the Purchaser or one of its affiliates and executed the Purchaser’s standard documentation for such role.

(n) Termination of Fuicelli Employment Agreement. The Company shall have delivered to Purchaser evidence of the termination of Jennifer Fuicelli’s employment agreement with the Company or one of its affiliates.

(o) Affiliate Agreements. The Company shall have delivered to Purchaser evidence of the termination of the agreements set forth on Schedule 6.2(o).

(p) Resignations. The Company shall have delivered to Purchaser resignations of each of the directors and officers identified on Exhibit D from their positions with the Company or the Company Subsidiaries, effective as of the Closing.

6.3. Conditions to Obligations of the Stockholder.

The obligations of the Stockholder to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of the following additional conditions, any one or more of which may be waived in writing at the option of the Stockholder:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct on and as of the date hereof and on and as of the Closing as if made at and as of the Closing (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date), except as would not have, or reasonably be expected to have, a material adverse effect on the ability of Purchaser to consummate the Transactions (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).

(b) Covenants and Agreements. Purchaser shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Escrow Agreement. The Purchaser shall have delivered to the Stockholder the Escrow Agreement, duly executed by the Purchaser.

(d) Closing Certificate. Purchaser shall have delivered to the Stockholder a certificate executed by an authorized officer of Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1. Termination by Mutual Consent.

(a) This Agreement may be terminated, and the Transactions may be abandoned at any time prior to the Closing, by mutual written consent of Purchaser and the Stockholder.

7.2. Termination by Purchaser or the Stockholder. This Agreement may be terminated, and the Transactions may be abandoned at any time prior to the Closing, by Purchaser or the Stockholder if:

(a) the Closing shall not have been consummated on or before October 29, 2019 (the “Outside Date”), provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party whose breach of a representation, warranty, covenant, or obligation under this Agreement or whose action or failure to act has been the principal cause of or resulted in the failure of the Acquisition to have been consummated on or before the Outside Date (the breach, act or failure to act of the Company also deemed to be the breach, act or failure to act of the Stockholder under this Section 7.2(a)); or

(b) any Governmental Authority has issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any party that has failed to perform its obligations in Section 5.2 (the failure to perform of the Company also deemed to be the failure to perform of the Stockholder under this Section 7.2(b)).

7.3. Termination by Purchaser. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by Purchaser, if the Company or the Stockholder have breached any of their representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Company Terminating Breach”), and such Company Terminating Breach (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or (b), and (ii) if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (x) thirty (30) days following notice of such breach received by the Stockholder and (y) the Outside Date; provided, that Purchaser shall have no right to terminate this Agreement pursuant to this Section 7.3 if there is an uncured Purchaser Terminating Breach (as defined in Section 7.4) at the time Purchaser seeks to terminate under this Section 7.3.

7.4. Termination by the Stockholder. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by the Stockholder, if Purchaser has breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Purchaser Terminating Breach”), and such Purchaser

Terminating Breach (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or (b) and (ii) if such breach is reasonably capable of being cured, such breach shall have not been cured prior to the earlier of (x) thirty (30) days following notice of such breach and (y) the Outside Date; provided, that the Stockholder shall have no right to terminate this Agreement pursuant to this Section 7.4 if there is an uncured Company Terminating Breach at the time the Stockholder seeks to terminate under this Section 7.4; provided, further, that if (A) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that the Stockholder and the Company are then able to satisfy such conditions) and (B) Purchaser fails to consummate the Acquisition in accordance with Section 1.5, such failure shall constitute a Purchaser Terminating Breach.

7.5. Effect of Termination. In the event of the termination of this Agreement pursuant to this ARTICLE VII, this Agreement shall immediately become null and void and have no effect, without any liability on the part of any party or its officers, directors, managers, employees, stockholders, members, affiliates and agents; provided, that (a) termination of this Agreement shall have no impact on any rights a party may have against another party for any breach of this Agreement by such other party prior to the termination of this Agreement, and (b) the provisions of the last sentence of Section 5.4 and the provisions of Section 5.5, this Section 7.5, and ARTICLE IX shall survive termination of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1. Indemnification by the Stockholder.

(a) Subject to Sections 8.1(b), 8.1(c), and 8.3 through 8.9, from and after the Closing, the Stockholder shall indemnify, defend and hold harmless Purchaser and its affiliates, and their respective officers, directors, managers, employees, representatives and agents (collectively, the “Purchaser Group”, and each member thereof, a “Purchaser Indemnified Party”), from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, Liabilities, costs and expenses (including reasonable attorneys’ fees) (collectively, “Losses”), suffered or incurred by any such party, if and to the extent such Losses are suffered or incurred by reason of, or arising out of, any of the following:

(i) The breach or failure of any representation or warranty of the Stockholder or the Company contained in this Agreement to be true and correct when made or deemed made under the terms hereof;

(ii) The breach of any covenant or agreement of the Stockholder contained in this Agreement to be performed after the Closing;

(iii) All Indemnified Taxes;

(iv) The IRS Audit;

(v) Any future IRS audit of the Company, including any appeals thereof, with respect to any of the fiscal years 2016 through 2018 or the portion of fiscal year 2019 prior to the Closing Date, that is based on substantially similar claims arising out of a substantially similar course of conduct by the Company as that alleged in the IRS Audit;

(vi) Any VDA Proceeding;

(vii) The matter set forth on Schedule 8.1(a)(vii); and

(viii) Any Company Indebtedness, Transaction Expenses or Transaction Bonuses (and related payroll Taxes), in each case to the extent not included in the calculation of the Adjustment Amount as finally determined pursuant to Section 1.3(c) or 1.3(d).

(b) No claim for indemnification may be made under Section 8.1 unless written notice, specifying in reasonable detail the nature of the claim, has been given to the Stockholder:

(i) at any time prior to sixty (60) days after the expiration of the statute of limitations applicable to the underlying claim (or if there is no applicable statute of limitations, at any time until the date that is three (3) years after the Closing Date), with respect to any claim under Sections 8.1(a)(iii), 8.1(a)(v) or 8.1(a)(vi);

(ii) at any time on or prior to the twelve (12) month anniversary of the Closing Date, with respect to any claim brought for a misrepresentation or breach of any representation or warranty or with respect to any claim under Section 8.1(a)(viii);

(iii) at any time on or prior to sixty (60) days following the last date of required performance, with respect to any claim brought under Section 8.1(a)(ii); and

(iv) until the settlement or other final resolution of such underlying matters, with respect to any claim under Sections 8.1(a)(iv) or 8.1(a)(vii).

(c) The right to indemnification with respect to any claim for which notice has been properly and timely given in accordance with Section 8.3 and the time periods set forth Section 8.1(b) shall expire upon the final resolution of such claim.

8.2. Indemnification by Purchaser.

(a) Subject to Sections 8.2(b) and 8.3 through 8.9, from and after the Closing, Purchaser shall indemnify, defend and hold harmless the Stockholder and its affiliates and their respective officers, directors, managers, employees, representatives and agents (each, a “Stockholder Indemnified Party”), from and against any and all Losses suffered or incurred by any such party, if and to the extent such Losses are suffered or incurred by reason of, or arising out of, any of the following:

(i) The breach or failure of any representation or warranty of Purchaser contained in this Agreement to be true and correct when made or deemed made under the terms hereof; and

(ii) The breach of any covenant or agreement of Purchaser or the Company contained in this Agreement to be performed after the Closing.

(b) No claim for indemnification may be made under Section 8.2 unless written notice, specifying in reasonable detail the nature of the claim, has been given to Purchaser:

(i) at any time prior to sixty (60) days after the expiration of the statute of limitations applicable to the underlying claim (or if there is no applicable statute of limitations, at any time until the date that is three (3) years after the Closing Date), with respect to any claim brought for a misrepresentation or breach of Sections 4.1 (Organization and Qualification; Authority), 4.2 (Authorization and Validity) or 4.5 (Brokers);

(ii) at any time on or prior to the twelve (12) month anniversary of the Closing Date, with respect to any claim brought for a misrepresentation or breach of any other representation or warranty; and

(iii) at any time on or prior to sixty (60) days following the last date of required performance, with respect to any claim brought under Section 8.2(a)(ii).

(c) The right to indemnification with respect to any claim for which notice has been properly and timely given in accordance with Section 8.3 and the time periods set forth Section 8.2(b) shall expire upon the final resolution of such claim.

8.3. Notice and Opportunity to Defend. The party making a claim for indemnification under this ARTICLE VIII is referred to herein as the “Indemnified Party” and the party against whom such claim for indemnification is asserted under this ARTICLE VIII is referred to herein as the “Indemnifying Party”. All claims for indemnification under this ARTICLE VIII will be asserted and resolved as follows:

(a) Third-Party Claims.

(i) If the Indemnified Party becomes aware of a claim being asserted by a Third Party (a “Third-Party Claim”) that the Indemnified Party believes may result in a claim for indemnification pursuant to this ARTICLE VIII, the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third-Party Claim, describing in reasonable detail the Third-Party Claim, including copies of all complaints, summons, petitions, demand letters and all reasonably available documents or other information relating to such Third-Party Claim and indicating the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party.

(ii) Except as set forth in Section 8.3(a)(iii), the Purchaser shall be entitled to control the defense of any Third-Party Claim (other than any Third-Party Claim relating to Indemnified Taxes, which shall be governed by Section 5.8), with its own counsel and at its own expense (which expenses, for the avoidance of doubt, shall be considered Losses to the extent that a Purchaser Indemnified Party is entitled to indemnification in respect of such Third-Party Claim); provided, that, the Stockholder shall be entitled to participate, with its own counsel and at its own cost and expense, in the defense of any Third-Party Claim that is the subject of a notice given by a Stockholder Indemnified Party or Purchaser Indemnified Party pursuant to this Section 8.3(a). In addition, the Stockholder shall be entitled to control the defense of any Third-Party Claim for which a Stockholder Indemnified Party is entitled to indemnification, with its own counsel and at its own expense (which expenses, for the avoidance of doubt, shall be considered Losses), if the Purchaser (A) has not notified the Stockholder of its intention to defend the Third-Party Claim within ten (10) Business Days after delivery of an indemnification notice by a Stockholder Indemnified Party pursuant to this Section 8.3(a) or (B) does not actively pursue the defense of such Third-Party Claim. If the Stockholder is entitled to control the defense of a Third-Party Claim pursuant to the previous sentence, the Purchaser shall be entitled to participate, with its own counsel and at its own cost and expense (which expenses, for the avoidance of doubt, shall not be considered Losses), in the defense of such Third-Party Claim.

(iii) The Purchaser shall also be entitled to control the defense of any Third-Party Claim with respect to the matter set forth on Schedule 8.1(a)(vii), with its own counsel and at its own expense; provided, that, that the Stockholder shall be entitled to participate, with its own counsel and at its own cost and expense, in the defense of such Third-Party Claim. With respect to such Third-Party Claim, Purchaser shall (A) conduct the defense of such Third-Party Claim actively and diligently with the lead counsel retained by the Company to defend such matter as of the date of this Agreement (or, if Purchaser reasonably believes that it must replace such lead counsel, Purchaser appoints new lead counsel reasonably acceptable to the Stockholder), (B) promptly inform the Stockholder of all material developments in such Third-Party Claim, (C) to the extent as would not violate attorney-client privilege, provide the Stockholder with copies of all material written correspondence, pleadings, filings, and Orders received or delivered by Purchaser related to such Third-Party Claim, and (D) provide the Stockholder with reasonable advance notice of, and permits the Stockholder to participate in, all planned meetings, telephone conferences, hearings, and related conferences with the Third Party with respect to such Third-Party Claim. The Purchaser shall not be entitled to enter into (or attempt to enter into) any settlement or compromise or consent to the entry of any judgment with respect to such Third-Party Claim without the prior written consent of the Stockholder (which such consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or consent to entry of judgment requires the payment of funds by the Stockholder. Notwithstanding the foregoing, the Purchaser shall be entitled to settle such Third-Party Claim without the prior written consent of the Stockholder in accordance with the terms of that certain Memorandum of Understanding dated April 16, 2019.

(iv) With respect to any Third-Party Claim not set forth in Section 8.3(a)(iii), the Indemnified Party shall not be entitled to enter into (or attempt to enter into) any settlement or compromise or consent to the entry of any judgment with respect to any such Third-Party Claim without the prior written consent of the Indemnifying Party (which such consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or consent to entry of judgment: (A) requires the payment of funds by the Indemnifying Party, (B) involves any finding or admission of any violation of any Law or admission of wrongdoing by the Indemnifying Party, or (C) if the Stockholder is the Indemnified Party, restricts the ability of the Purchaser and the Company to operate or manage the Company Business.

(v) With respect to any Third-Party Claim not set forth in Section 8.3(a)(iii), the Indemnifying Party shall not be entitled to enter into (or attempt to enter into) any settlement or compromise or consent to the entry of any judgment with respect to any such Third-Party Claim without the prior written consent of the Indemnified Party (which such consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or consent to entry of judgment: (A) requires the payment of funds by the Indemnified Party, or (B) provides for any relief other than monetary damages or does not provide an unconditional release of the Indemnified Party.

(vi) A party shall only be liable for indemnification of a Third-Party Claim by agreement of such party or otherwise pursuant to Section 8.3(c) (including pursuant to Section 9.10 as provided by Section 8.3(c)), and any settlement or compromise or consent to the entry of any judgement entered into by an Indemnified Party with respect to such Third-Party Claim shall not conclusively establish whether Losses were incurred with respect to such Third-Party Claim for which indemnification is required hereunder or the amount of indemnifiable Losses.

(b) Non-Third-Party Claims. In the event the Indemnified Party has a claim hereunder that does not involve a claim being asserted against or sought to be collected by a Third Party, the Indemnified Party shall with reasonable promptness send written notice with respect to such claim to the Indemnifying Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim.

(c) Objection to Claims. If, within thirty (30) calendar days from the date the Indemnifying Party receives notice in accordance with Section 8.3(a) or 8.3(b), the Indemnifying Party does not notify the Indemnified Party in writing that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a Liability of the Indemnifying Party under this ARTICLE VIII (subject to the limits of this ARTICLE VIII). In case the Indemnifying Party timely objects in writing to any claim made in accordance with Section 8.3(a) or 8.3(b), the Indemnified Party shall have fifteen (15) calendar days to respond in a written statement to the objection of the Indemnifying Party. If after such fifteen (15) calendar day period there remains a dispute as to any claim, the parties shall attempt in good faith for thirty (30) calendar days to agree upon the rights of the respective parties with respect to such claim. If the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If the parties do not so agree, the parties will resolve the conflict by any legally available means consistent with Section 9.10.

(d) Notice of Claims. The Indemnified Party’s failure to give reasonably prompt written notice to the Indemnifying Party of any actual, threatened or possible claim or demand that may give rise to a right of indemnification hereunder will not relieve the Indemnifying Party of any Liability that the Indemnifying Party may have to the Indemnified Party unless the failure to give such written notice materially and adversely prejudiced the Indemnifying Party.

8.4. Survival; Fraud. The representations and warranties of the Purchaser contained in this Agreement shall survive the Closing, subject to the time limits on claims as provided in Section 8.2(b), and shall not be extinguished by the Closing. The representations and warranties of Company and the Stockholder contained in this Agreement shall survive the Closing, subject to the time limits on claims as provided in Section 8.1(b), and shall not be extinguished by the Closing. None of the covenants or agreements contained in this Agreement to be performed prior to the Closing shall survive the Closing, and no party shall have any liability after the Closing for any breach thereof. None of the limitations contained in this ARTICLE VIII shall apply to Fraud.

8.5. Payments; Order of Recovery; Exclusive Remedy.

(a) Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VIII, then subject to Section 8.5(b), the Indemnifying Party shall satisfy its obligations within ten (10) Business Days of such agreement or final adjudication by wire transfer of immediately available funds.

(b) Any and all indemnification payments required pursuant to Section 8.1(a) shall be paid in the following sequence and order of priority:

(i) with respect to Losses under Section 8.1(a)(i) or 8.1(a)(iii), first, from that portion of the General Escrow Fund in an amount not to exceed the Indemnity Escrow Amount (until that portion of the General Escrow Fund has been fully depleted), and second, from the R&W Policy;

(ii) with respect to Losses under Section 8.1(a)(viii), first, from that portion of the General Escrow Fund in an amount not to exceed the Indemnity Escrow Amount (until that portion of the General Escrow Fund has been fully depleted), second, from the R&W Policy (to the extent covered under the R&W Policy), and third, from the Stockholder directly;

(iii) with respect to Losses under Section 8.1(a)(ii), first, from that portion of the General Escrow Fund in an amount not to exceed the

Indemnity Escrow Amount (until that portion of the General Escrow Fund has been fully depleted), and second, from the Stockholder directly;

(iv) with respect to Losses under Sections 8.1(a)(iv), 8.1(a)(v), 8.1(a)(vi), or 8.1(a)(vii), first, from the Special Escrow Fund (until the Special Escrow Fund has been fully depleted), and second, from the Stockholder directly.

(c) For the avoidance of doubt, nothing herein shall prevent the Purchaser from recovering, or limit the Purchaser’s ability to recover, under the R&W Policy in accordance with its terms, including, without limitation, any recovery for Fraud.

(d) The indemnification rights provided in this ARTICLE VIII constitute the sole and exclusive remedy of the parties following Closing with respect to any breach of, or dispute arising out of or related to, this Agreement, other than (i) claims based on Fraud, (ii) the remedy of specific performance provided by Section 9.15 and other equitable remedies, (iii) as provided by Section 1.3 with respect to the Adjustment Amount, or (iv) as provided by Section 1.4 with respect to the Earnout Payment. No Indemnified Party shall be entitled to recover any Losses relating to any matter arising under one provision of this Agreement to the extent that any Indemnified Party had already recovered the same Losses with respect to such matter pursuant to other provisions of this Agreement.

8.6. Limitations.

(a) Notwithstanding any provision of this Agreement to the contrary, a Purchaser Indemnified Party will not be entitled to indemnification pursuant to Section 8.1(a)(i) unless and until the aggregate of all the amounts due to the Purchaser Group under Section 8.1(a)(i) exceeds $1,000,000 (the “Basket”), in which case the Purchaser Indemnified Party will be entitled to recover Losses only to the extent such Losses exceed the Basket, up to the Indemnity Escrow Amount (the “Cap”); provided, however, that any Losses incurred by any Purchaser Indemnified Party as a result of any of the following shall not be subject to the Basket: (i) the Company’s or the Stockholder’s breach of, or any inaccuracy contained in, the Fundamental Representations or (ii) Fraud on the part of the Stockholder or the Company.

(b) For the avoidance of doubt, the Basket and the Cap do not apply to claims for indemnification pursuant to Sections 8.1(a)(ii) and 8.1(a)(iv) through 8.1(a)(viii) and the Basket does not apply to claims for indemnification pursuant to Section 8.1(a)(iii); provided, that the Stockholder shall not be required to provide indemnification pursuant to Sections 8.1(a)(iv), 8.1(a)(v), 8.1(a)(vi) or 8.1(a)(vii) once the aggregate of all amounts due to the Purchaser Group under Sections 8.1(a)(iv), 8.1(a)(v), 8.1(a)(vi) and 8.1(a)(vii) exceeds $27,000,000, subject to adjustment as provided in Section 8.6(c) (the “Special Cap”). Notwithstanding anything in this Agreement to the contrary, except in connection with Fraud on the part of the Stockholder or the Company, in no event shall the Stockholder be required to provide indemnification under this ARTICLE VIII for any Losses in excess of the Purchase Price. The limitations contained in this ARTICLE VIII shall in no way limit the amounts Purchaser Indemnified Parties may recover under the R&W Policy.

(c) The Special Cap shall be subject to reduction at the following times and in the following amounts:

(i) upon the settlement or other final, non-appealable Order resolving in full the IRS Audit, the Special Cap shall be reduced by (A) $10,000,000, if such settlement or Order results in a Liability of the Company to the IRS of $2,000,000 or less; or (B) $5,000,000, if such settlement or Order results in a Liability of the Company to the IRS of more than $2,000,000 but equal to or less than $4,000,000; provided, that, for the avoidance of doubt, the Special Cap shall not be reduced under this 8.6(c)(i) if such settlement or Order results in a Liability of the Company to the IRS of more than $4,000,000;

(ii) if the Stockholder has not received (1) notice of an audit (or any notice of any potential audit or other request for information, in each case that tolls the applicable statute of limitations) from the IRS that would give rise to a claim for indemnification under Section 8.1(a)(v), or (2) notice from the Purchaser in accordance with Section 8.3 of a claim for indemnification under Section 8.1(a)(v), (A) by May 15, 2020, with respect to an audit of fiscal year 2016, the Special Cap shall be reduced by $500,000; (B) by May 15, 2021, with respect to an audit of fiscal year 2017, the Special Cap shall be reduced by $1,500,000; (C) by May 15, 2022, with respect to an audit of fiscal year 2018, the Special Cap shall be reduced by $1,500,000; or (D) by May 15, 2023, with respect to an audit of fiscal year 2019, the Special Cap shall be reduced by $1,500,000; provided, that each such Special Cap reduction shall occur prior to such specified date upon an earlier settlement or other final, non-appealable Order that resolves or otherwise agrees not to conduct any such audit; provided further, that if the Special Cap reduction under Section 8.6(c)(i) is less than $10,000,000, then the difference between $10,000,000 and such Special Cap reduction shall be applied to increase the potential Special Cap reduction under clause (D) above (for purposes of example only, if the Special Cap reduction under Section 8.6(c)(i) is $5,000,000, then the potential Special Cap reduction under clause (D) shall instead equal $6,500,000), and provided, further, that if Stockholder has received such notice from the IRS or Purchaser as set forth in either clause (1) or (2) immediately above for any fiscal years, the Special Cap reduction applicable to the fiscal years to which such audit or claim applies shall not occur until the settlement or other final, non-appealable Order that resolves such pending claims or audits, and if such audits or claims have not been resolved by May 15, 2023, the Special Cap reduction under clause (D) above shall not occur until the settlement or other final, non-appealable Order that resolves such pending claims or audits; and

(iii) upon (A) the grant of the Company’s motion for judgment on the pleadings in the matter set forth on Schedule 8.1(a)(vii), the Special Cap shall be reduced by $2,000,000; or (B) the settlement or other final non-appealable Order resolving the matter set forth on Schedule 8.1(a)(vii), including pursuant to the terms of that certain Memorandum of Understanding dated

April 16, 2019, the Special Cap shall be reduced by $12,000,000 (net of any previous reduction in the Special Cap pursuant to clause (A)).

(d) If, at any time, the Special Cap has been reduced, as provided by Section 8.6(c), to an amount below the amount then-remaining in the Special Escrow Fund, the Stockholder and Purchaser shall deliver joint written instructions to the Escrow Agent to release to the Stockholder an amount equal to the Special Escrow Fund minus the now-reduced Special Cap, in accordance with the Escrow Agreement.

(e) Notwithstanding any other provision of this Agreement to the contrary, none of the parties shall be liable to the other, whether in contract, tort or otherwise, for any punitive or exemplary or other similar type of damages whatsoever, that in any way arise out of, or relate to, or are a consequence of, its performance or nonperformance under the Acquisition Documents, except to the extent to which a Third-Party Claim indemnified under this ARTICLE VIII includes such damages.

(f) No Indemnified Party shall be entitled to indemnification with respect to any Losses to the extent such Losses are reflected in the Adjustment Amount.

(g) The parties specifically and unambiguously intend that the survival periods that are set forth in this ARTICLE VIII for the representations and warranties contained herein will replace any statute of limitations for such representations or warranties that would otherwise be applicable (including, without limitation, the statute of limitations prescribed by the law of the State of Delaware).

8.7. Mitigation. Each of the parties agrees to use commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that could reasonably be expected to give rise to any Losses indemnifiable under this ARTICLE VIII.

8.8. Effect of Indemnity Payments. The parties agree to treat all payments made under the provisions of this Article VIII as adjustments to the Purchase Price for all Tax purposes.

8.9. Materiality; Subrogation.

(a) The amount of any Losses incurred or suffered by any Indemnified Party shall be calculated after giving effect to any amounts, including insurance proceeds, actually received by an Indemnified Party (or any of its affiliates) from any Third Party and any Tax benefit actually realized by any Indemnified Party or any of its affiliates specifically as a result of such Losses. A net Tax benefit is “actually realized” to the extent that, and at such time as, the amount of Taxes required to be paid by the Indemnified Party is reduced below the amount of Taxes that it would have been required to pay but for deductibility of such Losses, in each case: (i) during the same or next consecutive Tax year as the year in which the relevant Losses occurred; (ii) calculated so that the items related to the Indemnifying Party’s indemnification obligations are the last to be recognized; and (iii) as reasonably determined by the Indemnified Party. Each Indemnified Party shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries (other than escrowed amounts held pursuant to that certain Escrow Agreement, dated May 22, 2015, by and between the Company, Jennifer Fuicelli and

Manufacturers and Traders Trust Company, as amended). Any indemnification payments for Losses to be made under this Article VIII shall initially be made without regard to this Section 8.9(a) and shall be reduced to reflect any such net Tax benefit only after the Indemnified Party has actually realized such benefit. If any such benefits or recoveries are received by an Indemnified Party (or any of its affiliates) with respect to any Losses after an Indemnifying Party has made an indemnity payment to the Indemnified Party with respect to such Losses, the Indemnified Party (or such affiliate) shall reimburse the Indemnifying Party the amount of such benefits or recoveries, net of Taxes (up to the amount of the Indemnifying Party’s indemnity payment). Losses shall not be reduced by (i) any retentions or deductibles paid by the Indemnified Party (or any of its affiliates) under any other insurance policies; (ii) any increase in premium under such policies attributable to the Loss giving rise to such offsetting recoveries; or (iii) any costs and expenses incurred by the Indemnified Party (or any of its affiliates) in connection with the recovery of such offsetting recoveries.

(b) For purposes of calculating the amount of Losses incurred by a party seeking indemnification hereunder arising out of or resulting from any breach of a representation or warranty contained herein and for purposes of determining the existence of a breach, references to Material Adverse Effect or materiality (or other similar terms) shall be disregarded.

(c) Upon making of any payment to the Purchaser Group in respect of any Losses incurred in connection with the IRS Audit, the Stockholder shall, to the extent of such payment, be fully subrogated to all rights of the Purchaser Group, against any Third Party in respect of any Losses to which the payment relates. The Purchaser Group and the Stockholder will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights. If the Stockholder, as the Indemnifying Party, receives payment of any amounts pursuant to this Section 8.9(c) in connection with the IRS Audit, then the Stockholder shall deposit such amount into the Special Escrow Fund to the extent such amount was paid out of the Special Escrow Fund in connection with the IRS Audit. Except as set forth in the foregoing sentences, the Indemnifying Party shall not be subrogated to any rights of the Indemnified Party (and its affiliates) against any Third Party in respect of any Losses suffered by an Indemnified Party.

ARTICLE IX

MISCELLANEOUS

9.1. Release.

(a) Effective as of the Closing, the Stockholder, on behalf of itself, its present and future affiliates, equity holders, predecessors, successors and assigns and their respective heirs, assigns and representatives, and any Person claiming by, through or under any of the foregoing, hereby releases, remises, acquits and forever discharges Purchaser, the Company and the Company Subsidiaries and all of their respective past and present officers, directors, managers, stockholders, members, employees, agents, predecessors, subsidiaries, affiliates, estates, successors, assigns, partners and attorneys (each, a “Released Party” and collectively, the “Released Parties”) to the maximum extent permitted by Law, from any and all complaints, claims, charges, actions, causes of action, sums of money due, suits, debts, covenants, contracts, agreements, rights, damages, promises, demands or liabilities of any kind or nature whatsoever, in law or in equity, whether based in contract, tort (including fraud), statute or otherwise, whether known or unknown, suspected or unsuspected, that the Stockholder or any of its present and future affiliates, equity holders, predecessors, successors and assigns and their respective heirs, assigns and representatives, individually or as a member of any class, now has, owns or holds or has at any time heretofore ever had, owned or held, or may in the future have, own or hold (collectively, “Claims”) against Purchaser, the Company or the Company Subsidiaries or their respective Released Parties, arising at or prior to the Closing, or related to any act, omission or event occurring, or condition existing, at or prior to the Closing. Notwithstanding the foregoing, this release shall not act in any manner to waive or release any future Claims against the Purchaser, the Company or any Company Subsidiary arising out of this Agreement or the other Acquisition Documents. The Stockholder further represents and covenants that it has not, and following the Closing will not, file or institute any Claim (or participate, cooperate, encourage, assist, or solicit any Third Party in connection with such Claim) against Purchaser, the Company, the Company Subsidiaries or their respective Released Parties with respect to the Claims released in this Agreement.

(b) It is the Stockholder’s intention that Section 9.1(a) shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in such Section. The Stockholder acknowledges that it is aware that it may hereafter discover claims or facts in addition or different from those it now knows or believes to be true with respect to the claims released in Section 9.1(a). Nevertheless, it is the intention of the Stockholder to fully, finally and forever settle and release all such claims, and all claims relative thereto, which do now exist, may exist, or heretofore have existed. In furtherance of such intention, Section 9.1(a) shall be and remain in effect as a full and complete general release of all such matters, notwithstanding the discovery or existence of any additional or different claims or facts relative thereto. The Stockholder acknowledges that the applicable laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” The Stockholder acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, the Stockholder agrees that, effective as of the Closing, it shall be deemed to waive any such provision.

9.2. Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“affiliate” means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise.

“Acquisition Documents” means this Agreement and the other documents and instruments to be delivered pursuant to this Agreement.

“Adjustment Escrow Amount” means $1,000,000.

“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted or obligated to close in the State of California.

“Cash” means, without duplication, the total amount of cash and cash equivalents that would be reflected on a consolidated balance sheet of a Person prepared in accordance with GAAP, which, for the avoidance of doubt, (i) shall be calculated net of issued and uncleared checks, wire transfers and drafts, and (ii) shall include credit card receipts in transit and any cash, checks, wire transfers and drafts subject to deposits in transit or available for deposit for the account of such Person. For the avoidance of doubt, the foregoing definition shall be applied so that Cash resulting from the collection of receivables or other assets is recognized at the same time that the reduction in such receivable or other asset by reason of such collection is recognized, and that the reduction in Cash expended to pay payables and other liabilities or to acquire an asset is recognized at the same time as the reduction in payables or other liabilities or the creation of such asset by reason of such expenditure is recognized.

“Cause” means, with respect to Jennifer Fuicelli (“Fuicelli”), (i) Fuicelli’s material failure to perform her duties for the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing) (other than any such failure resulting from incapacity due to physical or mental illness), which failure is not cured within five (5) Business Days after a written notification is delivered to Fuicelli by Purchaser or the Company that specifically identifies the manner in which Purchaser or the Company believes that Fuicelli has materially failed to perform her duties and Purchaser’s or Company’s clear expectations for cure; (ii) Fuicelli’s material failure to comply with any valid and legal directive of the Board of Directors of the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing) or any Person to whom Fuicelli reports or by whom Fuicelli is managed, which failure is not cured within five (5) Business Days after a written notification is delivered to Fuicelli by Purchaser or the Company that specifically identifies the manner in which Purchaser or the Company believes that Fuicelli has materially failed to comply with such valid and lawful directive and Purchaser’s or Company’s clear expectations for cure; (iii) Fuicelli’s engagement in illegal conduct or gross misconduct, which is, in each case, injurious to the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing); (iv) Fuicelli’s engagement in dishonesty, which is materially injurious to the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing); (v) Fuicelli’s embezzlement, misappropriation, or fraud, whether or not related to the Fuicelli’s employment with the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing); (vi) Fuicelli’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (vii) Fuicelli’s willful unauthorized disclosure of confidential or proprietary information of the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing); (viii) Fuicelli’s breach of any material obligation under any written agreement between Fuicelli and the Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing), which breach, if curable, is not cured within five (5) Business Days after a written notification is delivered to Fuicelli by the Purchaser or the Company that specifically identifies the manner in which the Purchaser or the Company believes that Fuicelli has breached such written agreement and Purchaser’s or Company’s clear expectations for cure; or (ix) Fuicelli’s failure to comply with the Purchaser’s (or its affiliates, including the Company or any Company Subsidiary after Closing) material written policies or rules, including the AMN Healthcare Code of Conduct, as they may be in effect from time to time during the term of Fuicelli’s employment, which failure, if curable, is not cured within five (5) Business Days after a written notification is delivered to Fuicelli by Purchaser or the Company that specifically identifies the manner in which Purchaser or the Company believes that Fuicelli has failed to comply with such material policy or rule and Purchaser’s or the Company’s clear expectations for cure. Notwithstanding anything in this Agreement, any other agreement between Fuicelli and Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing), or any policy of Purchaser (or its affiliates, including the Company or any Company Subsidiary after Closing) to the contrary, this definition of “Cause” shall solely apply to Section 1.4(e) of this Agreement and shall not apply to in any other context, including any employment agreement, offer letter, or employee policy.

“Change of Control” means (i) the acquisition of the equity of the Purchaser or any subsidiary of Purchaser holding more than 50% of the total value of the assets of the Purchaser and its subsidiaries, by a Third Party by means of any transaction or series of related transactions, including a merger or consolidation, unless the holders of record of the Purchaser immediately prior to such transaction will, immediately after such transaction, hold a majority of the direct or indirect voting power of the surviving or acquiring entity; or (ii) a sale of all or substantially all the assets of the Purchaser and its subsidiaries, taken as a whole, in one or a series of related transactions unless the holders of record of the Purchaser immediately prior to such transaction will, immediately after such transaction hold a majority of the direct or indirect voting power of the acquiring entity.

“Code” means the Internal Revenue Code of 1986, as amended, and its successor, and all rules and regulations promulgated thereunder.

“Company Business” means the business operated by the Company and the Company Subsidiaries as of the date of this Agreement, including the business of recruitment, workforce, recruitment and staffing technologies and teleservices and teleservices technology, which includes but is not limited to Managed Services Programs, telesupervision, clinical management, and travel nursing and therapy. The parties further acknowledge that Purchaser as of the Closing operates a similar business to that described above and/or might acquire businesses identical or similar to all or a portion of the Company Business in the future, and such businesses (“Purchaser’s Similar Businesses”) shall not be incorporated into the definition of Company Business.

“Company Business EBITDA” means adjusted earnings before interest, depreciation, Taxes, and amortization of the Company Business, whether generated in the Company or any Company Subsidiary (as such components are calculated in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements), subject to the adjustments set forth on Schedule A hereto; provided, that, the non-recurring adjustments to Company Business EBITDA shall not exceed $282,000 (but which limit shall not apply to any adjustments for Transaction Expenses incurred by the Company or any adjustments provided by Section 1.4(d)). For the avoidance of doubt, Company Business EBITDA shall not include any revenue of Purchaser’s Similar Businesses, whether generated before or after the Closing. An example of the calculation of Company Business EBITDA is set forth on Schedule A hereto.

“Company Disclosure Schedule” means the Disclosure Schedules delivered by the Company concurrently with the execution and delivery of this Agreement, and attached hereto as Exhibit E.

“ERISA Affiliate” means, with respect to any entity, any other entity, which, together with such entity, would be treated as a single employer (i) under Code Section 414(b) or (c) or (ii) for purposes of any benefit plan subject to Title IV of ERISA, under Code Section 414(b), (c), (m) or (o).

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means the Escrow Agreement entered into as of the Closing Date by and among Purchaser, the Stockholder, and the Escrow Agent substantially in the form attached hereto as Exhibit F.

“Fundamental Representations” means Sections 2.1 (Organization and Qualification; Authority; Company Subsidiaries), 2.2 (Authorization and Validity), 2.4 (Capitalization), 2.10 (Labor and Employment Matters), the first two sentences of 2.12(a) (Title to Assets; Property), 2.15 (Taxes), 2.20 (Brokers), 3.1 (Organization; Authorization and Validity—Stockholder), 3.4 (Shares), and 3.5 (Brokers—Stockholder).

“Funded Indebtedness” means all Indebtedness specified in clauses (a), (b), (c), (d), (f), and any interest, penalty (prepayment or otherwise), fees, costs, premiums or expenses, to the extent due or owing in respect of any of the foregoing, whether resulting from their payment or discharge or otherwise with respect to the foregoing.

“Fraud” means common law fraud under the Laws of the State of Delaware.

“General Escrow Amount” means the sum of the Adjustment Escrow Amount and the Indemnity Escrow Amount.

“General Escrow Fund” means the fund or account with the Escrow Agent holding the General Escrow Amount, as the same may be increased or decreased from time to time pursuant to the terms of the Escrow Agreement.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, and all amendments thereto, including the Health Information Technology for Economic and Clinical Health Act, part of the American Recovery and Reinvestment Act of

2009, and all regulations promulgated thereunder (including the Standards for Privacy of Individually Identifiable Health Information, 45 CFR Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information, 45 CFR Parts 160 and 164, Subparts A and C, the Standards for Electronic Transactions and Code Sets, 45 CFR Parts 160 and 162, and the Breach Notification for Unsecured Protected Health Information Rules, 45 CFR Parts 164, Subpart D).

“Indebtedness” means, without duplication, (a) any indebtedness for borrowed money, including any intercompany amounts owed to affiliates, (b) any obligations in respect of drawings made under letters of credit or bankers acceptances, (c) any indebtedness evidenced by any note, bond, debenture or other debt security, (d) any guarantees by a Person of the types of indebtedness or obligations referred to in clauses (a) through (c) (including guarantees in the form of an agreement to repurchase or reimburse), or in respect of which a Person has assured a creditor against loss, (e) any Liabilities under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which Liabilities a Person assures a creditor against loss, (f) any indebtedness secured by a Lien (other than a Permitted Lien) on a Person’s assets, (g) all obligations of the Company and the Company Subsidiaries to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or other equity interest of the Company or the Company Subsidiaries or any warrants, rights or options to acquire such capital stock or other equity interest, (h) obligations for the deferred purchase price (including any “earnout” payments, whether or not matured) of property or services, and (i) any interest, penalty (prepayment or otherwise), fees, costs, premiums or expenses, to the extent due or owing in respect of any of the foregoing, whether resulting from their payment or discharge or otherwise.

“Indemnified Taxes” means (i) all Taxes of the Company and the Company Subsidiaries for all Pre-Closing Periods and, with respect to any Straddle Period, all Taxes that relate to the portion of the Straddle Period ending on the Closing Date for which the Stockholder is responsible pursuant to Section 5.8, and (ii) all Taxes of the Company and the Company Subsidiaries for Tax periods beginning after the Closing Date solely attributable to the inclusion of any item of income or exclusion of any item of deduction resulting from any breach of or inaccuracy in the representation made in Section 2.15(h), (iii) any and all liability for payment of amounts described in clause (i) or (ii) of this definition whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group of which the Company or any Company Subsidiary is or was a member for any period on or prior to the Closing Date (including under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law), or otherwise through operation of Law, and (iv) any liability for the payment of amounts described in clause (i), (ii) or (iii) of this definition as a result of any tax sharing, tax indemnity or tax allocation agreement, or any other express or implied agreement to indemnify any other Person for Taxes.

“Indemnity Escrow Amount” means $1,000,000.

“IRS” means the U.S. Internal Revenue Service.

“IRS Audit” means the pending audit by the IRS of the Company with respect to fiscal years 2011 through 2013, including any appeals thereof.

“Knowledge” means, with respect to the Company, those matters known by Jennifer Fuicelli, Matthew Blevins, Calvin A. Neider, James G. Andersen, Jason Bice, or Robert Keltie, or that any such individual should have after reasonable due inquiry of the Persons at the Company who have responsibility for such fact or matter, and with respect to Purchaser, those matters known by the directors and executive officers of Purchaser.

“Law” or “Laws” means any foreign or domestic (federal, state or local) law, statute, ordinance, policy, regulation, rule, code, or reporting or licensing requirement, including any interpretation or guidance thereof by any Governmental Authority. Laws shall include, but are not limited to, Health Care Laws and HIPAA and Other Privacy Laws.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, known or unknown, liquidated or unliquidated, matured or unmatured, or otherwise.

“Material Adverse Effect,” as used in this Agreement with respect to the Company, means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be, materially adverse to (i) the business, assets, liabilities, financial condition, or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Stockholder or the Company to perform its obligations under the Acquisition Documents to which it is a party or to consummate the Transactions; provided, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic or financial, credit or securities market conditions or prevailing interest rates, (B) general changes in the industries in which the Company and the Company Subsidiaries operate, (C) changes or proposed changes in Law or GAAP or interpretations or enforcement thereof by any Governmental Authority, (D) changes or proposed changes in reimbursement rates or coverage limitations applicable to the Company’s or the Company Subsidiaries’ services, (E) the announcement or pendency of the Transactions, the fulfillment of the parties’ obligations under this Agreement, or the consummation of the Transactions, (F) actions or omissions by the Company or any Company Subsidiary at Purchaser’s request, (G) any failure of the Company or any Company Subsidiary to meet any projections or forecasts (provided, that this clause (G) shall not prevent a determination that any event, circumstance, change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect so long as such event, circumstance, change or effect is not otherwise excluded from determining whether there is a Material Adverse Effect)), (H) weather, natural disasters, earthquakes, or other acts of God, or (I) acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such acts of war, sabotage or terrorism or military actions, in case of each of (A) through (D), that do not disproportionately affect the Company and the Company

Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and the Company Subsidiaries operate.

“Material Adverse Effect,” as used in this Agreement with respect to Purchaser or the Stockholder, means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is materially adverse to the ability of Purchaser or the Stockholder, as applicable, to consummate the Transactions or otherwise to perform its obligations under any Acquisition Document to which it is a party.

“Order” means any judgment, order, writ, injunction, ruling or decree of or any settlement under the jurisdiction of any Governmental Authority, including any consent decree, whether temporary, preliminary or permanent.

“Other Privacy Laws” means any laws concerning the privacy or security of personal information, excluding HIPAA, and including the Children’s Online Privacy Protection Act of 1998, 15 U.S.C. § 6501–6505, The Family Educational Rights and Privacy Act of 1974, 20 U.S.C. § 1232g, The Fair Credit Reporting Act, 15 U.S.C. § 1681, The Telephone Consumer Protection Act of 1991 (TCPA), 47 U.S.C. § 227, and any corresponding or similar state health information privacy and security laws, state data breach notification laws, and state consumer protection laws.

“Permitted Liens” means (a) Liens for Taxes not yet due, payable, delinquent or subject to penalties for nonpayment or that are being contested in good faith, (b) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other similar Liens, in each case arising in the ordinary course of business for sums not yet due and payable or that are being contested in good faith, (c) zoning, entitlement, building and other land use regulations imposed on any Leased Real Property by any Governmental Authority having jurisdiction over the Leased Real Property, (d) landord’s liens, survey exceptions, imperfections of title, covenants, conditions, restrictions, easements and other matters affecting title to any Leased Real Property that do not materially impair the use of the Leased Real Property as it is currently used by the Company and the Company Subsidiaries, and (e) restrictions on the transfer of securities imposed by state or federal securities Laws.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity.

“PII” means information that does not constitute PHI that can be used to distinguish or trace an individual’s identity, either alone or when combined with other personal or identifying information that is linked or linkable to a specific individual.

“School Business” means the business of providing nursing, occupational, physical, and speech therapy staffing solutions to schools and other educational institutions, including the placement of nurses, physical therapists, physical therapy assistants, occupational therapists, certified occupational therapy assistants, and speech-language pathologists in assignments across the United States.

“School Proforma EBITDA” means the earnings of the School Business before interest, depreciation, Taxes, and amortization (as calculated applying the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments, and valuation and estimation methodologies, as used in the Company’s historical practice), allocable to the financial statement period ending December 31, 2020 that, as of December 31, 2019, is expected to be generated in such period from bookings and assignments for school year 2019-2020, in excess of the $1,957,000 already budgeted. An example of the calculation of School Proforma EBITDA is set forth on Schedule A hereto.

“Special Escrow Fund” means the fund or account with the Escrow Agent holding the Special Indemnity Escrow Amount, as the same may be increased or decreased from time to time pursuant to the terms of the Escrow Agreement.

“Special Indemnity Escrow Amount” means $15,000,000.

“Third Party” means a Person that is not a party to this Agreement or an affiliate of any party to this Agreement.

“Transaction Bonuses” means any payment or benefit (including any bonus, retention, option payment, severance or retirement payment or benefit) due to any of the Company’s or any Company Subsidiary’s Employees or former employees or independent contractors, or their dependents or beneficiaries, under any Benefit Plan or otherwise, as a result of the execution and delivery of the Acquisition Documents or the consummation of the Transactions, together with any costs or expenses incurred by the Company or its affiliates (including the Purchaser after the Closing Date) in connection with the preparation, payment, or withholding of such Transaction Bonuses, including the employer portions of any payroll taxes.

“Treasury Regulations” means the temporary and final income Tax regulations promulgated under the Code.

9.3. Further Assurances. Each party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

9.4. Transaction Expenses. Except as otherwise specified in this Agreement, each of the parties shall bear its own Transaction Expenses (as defined below) incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Transactions. “Transaction Expenses” as used in this Agreement shall include (a) all out-of-pocket expenses (including all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions and all other matters contemplated by this Agreement and the Closing, (b) any out-of-pocket costs and expenses incurred by any party in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise, (c) the premium and other fees payable in connection with the “tail” insurance policies required to be purchased by the Company prior to Closing pursuant to Section 5.10, and (d) any payments due under any agreements set forth on Section 2.19 of the Company Disclosure Schedule, including any management fees or termination fees due to Clearview Capital LLC under that certain Management Agreement dated May 22, 2015 by and between Clearview Capital LLC and the Company, as amended.

9.5. Entire Agreement; Modification or Amendment. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof. This Agreement, the Acquisition Documents, the Confidentiality Agreement, and all other documents and instruments executed simultaneously and in connection herewith constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. This Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto.

9.6. Waiver. Any failure on the part of any party to comply with any of its obligations, agreements or conditions under this Agreement may be waived by any other party to whom such compliance is owed only by an agreement in writing signed by the parties against whom enforcement of such waiver is sought. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No failure on the part of any party to exercise, and no delay on the part of any party in exercising, any right, power, remedy or privilege under this Agreement or provided by Law, including the right or power to terminate this Agreement, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence thereto, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

9.7. Assignment. This Agreement shall not be assignable, including by operation of law, by any of the parties hereto without the written consent of all other parties. Notwithstanding the foregoing, Purchaser may assign, without the consent of the Company or the Stockholder, its rights and obligations under this Agreement to a direct or indirect subsidiary or affiliate of Purchaser, provided that such Purchaser remains primarily obligated with respect to any assigned obligation. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and permitted assigns. In addition, notwithstanding the foregoing, Purchaser may collaterally assign its rights and remedies under this Agreement, without the prior written consent of the Company or the Stockholder, to any financial institution(s) or firm(s) providing financing to Purchaser in connection with this transaction, with such collateral assignment to be effective as of the Closing, and, pursuant to such collateral assignment, such financial institution(s) or firm(s) may, upon a default under any such financing, directly exercise all such rights and remedies of the Purchaser hereunder.

9.8. Severability. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

9.9. Notices.

(a) All notices or other communications required or permitted under this Agreement shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier, by registered or certified mail, postage prepaid, return receipt requested, or by email or facsimile transmission with receipt confirmed by read receipt or automatic transmission report, as applicable, addressed as follows:

If to the Stockholder

or the Company (prior to Closing):

Advanced Medical Holdings LLC

c/o Clearview Capital L.P.

1010 Washington Boulevard

11th Floor

Stamford, CT 06901

Attention: Matt Blevins

Facsimile: (203) 698-9194

Email: mblevins@clearviewcap.com

Copy to Counsel:                        Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309

Attention: Sarah Ernst

Facsimile: (404) 881-7777

Email: sarah.ernst@alston.com

If to Purchaser

or the Company (following Closing):

AMN Healthcare, Inc.

San Diego Office

12400 High Bluff Drive

San Diego, CA 92130

Attn: Denise Jackson, Chief Legal Officer

Facsimile: (866) 893-0682

Email: Denise.Jackson@amnhealthcare.com

Copy to Counsel:                        Krevolin & Horst, LLC

1201 W. Peachtree St., NW

Suite 3250

Atlanta, GA 30309

Attn: Cristiane Wolfe

Email: wolfe@khlawfirm.com

(b) All such notices or communications shall be deemed to be delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (iii) in the case of mailing, on the fifth (5th) Business Day following the date of mailing, or (iv) in the case of email or facsimile transmission, upon confirmation by read receipt or automatic transmission report, as applicable. Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 9.9.

9.10. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) such court does not have subject matter jurisdiction, any other court of the state of Delaware or the United States District Court for the District of Delaware, in any action or proceeding arising out of or relating to this Agreement (except as otherwise provided in Section 1.3). Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Court of Chancery or any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

9.11. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING TO THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.12. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

9.13. Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any legal or equitable rights or remedies; provided, that, prior to the Closing, the Company shall have the right to pursue damages on behalf of the Stockholder in the event of Purchaser’s breach of this Agreement; provided, further, that the following Persons are expressly intended as third-party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: with respect to Section 5.10, the D&O Indemnified Parties; with respect Section 9.7, the financial institution(s) or firm(s) providing financing to Purchaser in connection with this Transaction are expressly intended as third-party beneficiaries; and with respect to Section 9.14, the Non-Party Affiliates (as defined therein).

9.14. No Recourse. All claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation,

execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons who are expressly identified as parties to this Agreement. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equity holder, affiliate, agent, attorney or other Representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, the Acquisition Documents or the Transactions or for any claim based on, in respect of, or by reason of this Agreement, the Acquisition Documents or their respective negotiation or execution, and each party to this Agreement waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

9.15. Specific Performance. The rights and remedies of the parties to this Agreement shall be cumulative. The parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms of this Agreement and that money damages would not be a sufficient remedy for any breach of this Agreement. Accordingly, in addition to and not in limitation of any other remedies available to the parties to this Agreement for a breach or threatened breach of this Agreement, the parties shall be entitled to specific performance of this Agreement and an injunction restraining any such party from such breach or threatened breach. Each of the parties hereto hereby waives any defense that a remedy at law would be adequate in any action for specific performance and any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

9.16. Interpretation. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. Any singular term in this Agreement shall be deemed to include the plural and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.

9.17. Waiver of Conflict; Disposition of Attorney-Client Privilege. In any dispute or proceeding arising under or in connection with this Agreement, the Stockholder shall have the right, at its election, to retain the firm of Alston & Bird LLP to represent it in such matter, and Purchaser, for itself and for its successors and assigns, hereby irrevocably waives, and shall cause the Company and the Company Subsidiaries to waive, any objection and consent to any such representation in any such matter. Purchaser acknowledges that the foregoing provision shall apply regardless of whether Alston & Bird LLP provides legal services to the Company or any Company Subsidiaries after the Closing. If the Transactions are consummated, any of the Company’s records related to the Transactions protected by attorney-client privilege will become property of (and be controlled by) the Stockholder, and Purchaser hereby irrevocably disclaims the right to assert a waiver by the Stockholder with regard to the attorney-client privilege solely due to the fact that such information is physically in the possession of the Company or any Company Subsidiary after the Closing.

9.18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile or as attachments to email.

[Remainder of Page Intentionally Left Blank]

NOW, THEREFORE, the parties hereto have executed this Stock Purchase Agreement by their duly authorized representatives as of the date first written above.

PURCHASER:

AMN HEALTHCARE, INC.

By:	/s/ Brian Scott
Name: Brian Scott
Title: Chief Financial Officer

STOCKHOLDER:

ADVANCED MEDICAL HOLDINGS LLC

By:	/s/ Matthew Blevins
Name: Matthew Blevins
Title: Vice President

COMPANY:

ADVANCED MEDICAL PERSONNEL SERVICES, INC.

By:	/s/ Matthew Blevins
Name: Matthew Blevins
Title: Vice President